As Filed With The Securities And Exchange Commission on October 27, 2000.

File Nos. 33-46283 and 811-6601

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 (X)

Pre-Effective Amendment No. ___ ( )

Post-Effective Amendment No. 10 (X)

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 (X)

Amendment No. 11 (X)

Cappiello-Rushmore Trust
(Exact Name of Registrant as Specified in Charter)

4922 Fairmont Avenue, Bethesda, Maryland 20814
(Address of Principal Executive Offices) (Zip Code)

(301) 657-1500
(Registrant's Telephone Number, Including Area Code)

Stephenie E. Adams
4922 Fairmont Avenue
Bethesda, Maryland 20814
(Name and Address of Agent for Service of Process)

Approximate Date of Commencement of the Proposed Public Offering of the Securities:

It is proposed that this filing will become effective (check appropriate box):

   immediately upon filing pursuant to paragraph (b) of rule 485.
X___   on November 1, 2000 pursuant to paragraph (b) (1) (v) of rule 485.
___   60 days after filing pursuant to paragraph (a) (1) of rule 485.
___   on (date) pursuant to paragraph (a) (1) of rule 485.
___   75 days after filing pursuant to paragraph (a) (2) of rule 485.
___   on (date) pursuant to paragraph (a) (2) of rule 485.

CAPPIELLO-RUSHMORE TRUST

UTILITY INCOME FUND
GROWTH FUND
EMERGING GROWTH FUND

Prospectus

November 1, 2000

The Cappiello-Rushmore Trust (the "Trust") is a no-load mutual fund complex with four separate investment portfolios, three of which (the "Funds") are described in this Prospectus. This Prospectus contains important information about these Funds. Please read this Prospectus before investing and keep this Prospectus on file for future reference.

TABLE OF CONTENTS

Page

RISK and RETURN SUMMARY
Investments, Risks, and Performance

Cappiello-Rushmore Utility Income Fund

Fund Investment Objective
The Utility Income Fund's investment objective is to provide high current income, with capital appreciation a secondary consideration.

Principal Fund Investment Strategies
The Utility Income Fund seeks to achieve its objective by investing up to 65% of its total assets in the equity securities of public utility companies and may also invest in the bonds of public utility companies. We invest primarily in the equity securities of electric utility companies and, to a lesser extent, in gas utility companies. The Fund also may invest up to 35% of its total assets in the securities of telecommunications companies. The Fund also may invest up to 20% of its total assets in the securities of foreign issuers which are traded on a recognized U.S. securities exchange or in dollar-denominated American Depository Receipts ("ADRs"). The Fund's investments may include common stocks, preferred stocks, and convertible securities of both U.S. and foreign issuers.

Principal Risks of Investing In the Utility Income Fund
The main risks that could adversely affect the value of the Utility Income Fund's shares and the total return on your investment in this Fund stem from the Fund's concentration policies. As with any stock-oriented fund, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. Because the Fund concentrates its investments in the public utility industry, and within that industry may focus on a single sector, the electric utility sector, the performance of this Fund is subject to the risk that the public utility industry, and in particular the electric utility sector of that industry, will underperform the market as a whole. Rising interest rates or deteriorating economic conditions may impair the performance of utility companies' securities. Further, adverse rate regulation can result in a decline in utility company sales and earnings. In addition, deregulation of the utility industry may adversely impact utilities' operating performance and stock market returns. To the extent that the Fund may invest in the securities of foreign issuers, the Fund also will be subject to foreign company risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability.

Cappiello-Rushmore Growth Fund

Fund Investment Objective
The Growth Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Growth Fund seeks to achieve its objective by investing at least 65% of its total assets in stocks of larger-capitalization growth companies (*i.e.*, companies that have the potential to increase earnings faster than the overall market and whose total market value is more than $5.0 billion). Larger-capitalization companies usually are established companies with a track record of sales and earnings. From these large capitalization companies, we select companies that we believe have the potential to increase earnings faster than the overall market. The Fund's stock investments may include common stocks, preferred stocks, and convertible securities of both U.S. and foreign issuers. We invest primarily in the common stocks of U.S. companies, but also may invest up to 20% of the Fund's total assets in foreign securities which are traded on a recognized U.S. securities exchange or in dollar-denominated ADRs.

Principal Risks of Investing In the Growth Fund
The main risks that could adversely affect the value of the Growth Fund's shares and the total return on your investment in this Fund are that the growth in earnings and the rates of return of the growth companies in which the Fund invests suddenly slow or stop so that the prices of these companies fall. In addition, while larger-company stocks tend to be less volatile than smaller company stocks, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. These larger companies also may be slower to innovate or respond to changing conditions than smaller companies.

Cappiello-Rushmore Emerging Growth Fund

Fund Investment Objective
The Emerging Growth Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Emerging Growth Fund seeks to achieve its objective by investing at least 65% of its total assets in the stocks and convertible securities of emerging growth companies (*i.e.*, companies that have the potential to increase earnings faster than the overall market and whose total market capitalization is less than $750 million). The Fund invests mainly in the common stocks of U.S. emerging growth companies, but also may invest up to 20% of the Fund's total assets in foreign emerging growth companies which are traded on a recognized U.S. securities exchange or in dollar-denominated ADRs. We may also invest up to 25% of the Fund's assets in stock and related securities of larger-capitalized companies and up to 35% of the Fund's assets in investment-grade corporate debt securities and preferred stocks, regardless of whether these securities are issued by emerging growth companies.

Principal Risks of Investing In the Emerging Growth Fund
The main risks of smaller-capitalization emerging growth companies that could adversely affect the value of the Emerging Growth Fund's shares and the total return on your investment in this Fund are that the growth in earnings and the rates of return of the emerging growth companies in which the Fund invests suddenly slow or stop so that the prices of these companies fall and also that:

- Smaller-capitalization companies are usually younger and less established with a relatively short record of sales and earnings.

- Because of their size, smaller companies may lack the depth of financial and management resources to weather economic or financial turmoil.

- Smaller companies tend to be more volatile in their sales and earnings performance, as well as in their stock price.

- Because stocks of smaller companies usually trade in lower volumes than stocks of larger companies, these stocks may be more vulnerable to market risk and may be harder to sell than stocks of larger companies.

Loss of money is a risk of investing in the Cappiello-Rushmore Funds. An investment in the Funds is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risk/Return Bar Chart and Table

The chart and table on the following two pages show the annual calendar-year returns and the performance of the Funds. Each Fund commenced operations on October 6, 1992, and has a fiscal year-end of June 30th. The information in the chart and the table provides some indication of the risks of investing in the Funds by showing changes in Fund performance from year to year and by showing how each Fund's average annual returns for 1 year,5 years and since inception periods compare with the performance of both the Standard & Poor's 500 Index^{TM} (a widely-recognized, broad-based measure of stock market performance) and the Russell 2000 Index (a more-narrowly based index of stock market performance).

The chart below and the table on the following page assume the reinvestment of dividends and distributions. How the Funds have performed in the past does not necessarily indicate how the Funds will perform in the future.



Annual Total Returns

	Best Quarter	Worst Quarter	*Year-To-Date Total Return as of September 30, 2000*
Utility Income Fund	14.73% 4th Qtr of 1997	(10.32)% 1st Qtr of 1994	6.02%
Growth Fund	28.45% 4th Qtr of 1998	(24.30)% 3rd Qtr of 1998	7.20%
Emerging Growth Fund	24.12% 4th Qtr of 1999	(24.75)% 3rd Qtr of 1998	0.99%

Performance Table
Average Annual Total Returns
(for Periods Ended December 31, 1999)

	Utility Income Fund	Growth Fund	Emerging Growth Fund	S&P 500 Index™	Russell 2000 Index
One Year	(1.96)%	17.22%	16.59%	21.41%	21.81%
Five Years	13.81%	17.67%	9.14%	28.24%	16.44%
Since Inception	8.50%*	14.78%*	8.67%*	21.51%**	14.18%**

* October 6, 1992
** S&P 500 Index and Russell 2000 Index average annual returns since October 1, 2000.

FEES and EXPENSES of the FUNDS

This table describes the fees and expenses that you may pay if you buy and hold shares of the Funds.

	Utility Income Fund	Growth Fund	Emerging Growth Fund
Annual Fund Operating Expenses			
(expenses that are deducted from Fund assets)			
Management Fees	0.35%	0.50%	0.50%
Other Expenses	0.70%	1.00%	1.00%
Total Annual Fund Operating Expenses	1.05%	1.50%	1.50%

If your monthly account balance per Fund averages $500 or less due to redemptions you will be charged a $5 fee.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Funds with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in a Fund for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 Year	3 Years	5 Years	10 Years
Utility Income Fund	$ 107	$ 334	$ 579	$ 1,283
Growth Fund	153	474	818	1,791
Emerging Growth Fund	153	474	818	1,791

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, and RELATED RISKS

Cappiello-Rushmore Utility Income Fund

Fund Investment Objective
The Utility Income Fund's investment objective is to provide high current income, with capital appreciation a secondary consideration.

Principal Fund Investment Strategies
The Utility Income Fund seeks to achieve its objective by investing up to 65% of its total assets in the equity securities of public utility companies and may also invest in the bonds of public utility companies. We invest primarily in the equity securities of electric utility companies and, to a lesser extent, in gas utility companies. The Fund also may invest up to 35% of its total assets in the securities of telecommunications companies. The Fund also may invest up to 20% of its total assets in the securities of foreign issuers which are traded on a recognized U.S. securities exchange or in dollar-denominated ADRs. The Fund's investments may include common stocks, preferred stocks, and convertible securities of both U.S. and foreign issuers. The Fund may also purchase U.S. Government securities and enter into repurchase agreements.

In the stock selection process, we seek to identify the ability of a utility company to earn and pay an increasing stream of dividends. We use a number of computer screens to identify stocks that appear to be favorably priced on the basis of dividend yield and that may benefit from the current market and economic environment. We then review these stocks for factors that could be reflected in a rise in dividends and stock price such as: (i) favorable earnings and dividend trends, including cash flow (net earnings plus depreciation), which is critical to future dividends; (ii) reasonable utility rate regulations; (iii) growing service area and/or market; and (iv) non-regulated earnings sources.

We usually sell a company's stock when that company's "fundamentals" (*i.e.*, the company's capital structure, operating characteristics, pre-tax profit margins, and return on stockholders' equity) change for the worse. Generally, company stock will also be sold when the stock price of the company experiences significant, unexplained declines.

The Fund, from time to time, may take temporary defensive measures that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Thus, the Fund may temporarily invest all or part of its assets in cash or cash equivalents, which include, but are not limited to short-term money market instruments, U.S. Government securities, certificates of deposit, bankers' acceptances, or repurchase agreements secured by U.S. Government securities. The effect of taking these temporary defensive positions is that the Fund may not achieve its investment objective.

Principal Risks of Investing In the Utility Income Fund
The main risks that could adversely affect the value of the Utility Income Fund's shares and the total return on your investment in this Fund stem from the Fund's concentration policies. As with any stock-oriented fund, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. Because the Fund concentrates its investments in the public utilities industry, and within that industry may focus on a single sector, the electric utility sector, the performance of this Fund is subject to the risk that the public utility industry, and in particular the electric utility sector of that industry, will underperform the market as a whole. Since the Fund focuses on a single sector, the Fund's performance largely depends on that sector's performance, which may differ from that of the overall public utility industry. Rising interest rates or deteriorating economic conditions may hurt the performance of utility companies' stocks. Further, adverse rate regulation can result in a decline in utility company sales and earnings. In addition, deregulation of the utility industry may adversely impact utilities' operating performance and stock market returns. To the extent that the Fund may invest in the securities of foreign issuers, the Fund also will be subject to foreign company risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability.

Cappiello-Rushmore Growth Fund

Fund Investment Objective
The Growth Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Growth Fund seeks to achieve its objective by investing at least 65% of its total assets in stocks of larger-capitalization growth companies. Larger-capitalization companies usually are established companies with a track record of sales and earnings. From these large capitalization companies, we select companies that we believe have the potential to increase earnings faster than the overall market. The Fund's stock investments may include common stocks, preferred stocks, and convertible securities of both U.S. and foreign issuers. We invest primarily in the common stocks of U.S. companies, but also may invest up to 20% of the Fund's total assets in foreign securities which are traded on a recognized U.S. securities exchange or in dollar-denominated ADRs. We also may engage in other investment practices designed to seek either to enhance the Fund's returns or to protect the portfolio from losses. For example, the Fund may also invest up to 10% of its total assets in warrants, preferred stocks, and convertible debt securities, and up to 5% of its total assets in certain "high-yield" securities (*i.e.*, below investment-grade corporate bonds, commonly known as "junk bonds," and which are subject to greater risks, including default risks, than those found in higher-rated securities). The Fundmay also purchase U.S. Government securities and enter into repurchase agreements.

In the stock selection process, we look for growth companies that are growing or have the potential to grow faster than the S&P 500 Index[TM]. The nucleus of the Growth Fund's portfolio will usually be stocks with lower price-earnings ratios and above average yields. In selecting a stock for inclusion in the portfolio, we employ computer screens to identify stocks with attractive fundamentals and valuations. We then review those companies seeking a catalyst for action, *i.e.*, factors that could indicate a future rise in stock prices, such as a new or changed management or a new product. These computer screens are employed to determine: (i) fundamentals such as sales and earnings growth; and (ii) relative valuations (those stocks that appear to be attractively priced compared to the fundamentals).

We usually sell a company's stock when that company no longer is considered a growth company, when that company shows deteriorating fundamentals, or when the stock price of the company experiences significant, unexplained declines.

The Fund, from time to time, may take temporary defensive measures that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Thus, the Fund may temporarily invest all or part of its assets in cash or cash equivalents. The effect of taking these temporary defensive positions is that the Fund may not achieve its investment objective.

As an anticipated result of these principal investment strategies, the Growth Fund may engage in the active and frequent trading of portfolio securities. This increased portfolio turnover for the Fund could produce high brokerage costs for the Fund and result in taxable distributions to Fund shareholders.

Principal Risks of Investing In the Growth Fund
The main risks that could adversely affect the value of the Growth Fund's shares and the total return on your investment in this Fund are that the growth in earnings and the rates of return of the growth companies in which the Fund invests suddenly slow or stop so that the prices of these companies fall. In addition, while larger company stocks tend to be less volatile than smaller company stocks, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. Because of their size, larger companies usually have financial and managerial resources to protect against adversity. These larger companies, however, also may be slower to innovate or respond to changing conditions than smaller companies.

Cappiello-Rushmore Emerging Growth Fund

Fund Investment Objective
The Emerging Growth Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Emerging Growth Fund seeks to achieve its objective by investing at least 65% of its total assets in the stocks and securities convertible into common stocks and warrants of emerging companies with market capitalization of less than $750 million. We search for those smaller companies that show or have the potential to show rapid growth, but are not yet widely recognized. We also may invest in older, established companies that, due to new products, rising sales, expanding market, or other corporate changes, may have the potential of increasing earnings growth. The Fund invests mainly in the common stocks of U.S. companies, but also may invest up to 20% of the Fund's total assets in foreign emerging growth companies which are traded on a recognized U.S. securities exchange or in dollar-denominated ADRs. We may also invest up to 25% of the Fund's assets in stock and related securities of larger-capitalized companies and up to 35% of the Fund's assets in investment-grade corporate debt securities and preferred stocks, regardless of whether these securities are issued by emerging growth companies.

The Emerging Growth Fund may also invest up to 10% of its total assets in warrants, preferred stocks, and convertible debt securities, and up to 5% of its total assets in certain high-yield securities. The Fund may also engage in other investment practices designed to seek to either enhance the Fund's returns or protect the portfolio from losses. The Fundmay also purchase U.S. Government securities and enter into repurchase agreements.

In selecting a stock for inclusion in the portfolio, we employ computer screens to identify stocks with attractive fundamentals and valuations. A catalyst for action is sought. These computer screens are employed to determine: (i) fundamentals such as sales and earnings growth; and (ii) relative valuations (those stocks that appear to be attractively priced compared to fundamentals).

We usually sell a company's stock when that company no longer is considered an emerging growth company, when that company shows deteriorating fundamentals, or when the stock price of the company experiences significant, unexplained declines.

The Fund, from time to time, may take temporary defensive measures that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Thus, the Fund may temporarily invest all or part of its assets in cash or cash equivalents. The effect of taking these temporary defensive positions is that the Fund may not achieve its investment objective.

As an anticipated result of these principal investment strategies, the Emerging Growth Fund may engage in the active and frequent trading of portfolio securities. This increased portfolio turnover for the Fund could produce high brokerage costs for the Fund and result in taxable distributions to Fund shareholders.

Principal Risks of Investing In the Emerging Growth Fund
The main risks of smaller-capitalization emerging growth companies that could adversely affect the value of the Emerging Growth Fund's shares and the total return on your investment in this Fund are that the growth in earnings and the rates of return of the emerging growth companies in which the Fund invests suddenly slow or stop so that the prices of these companies fall and also that:

- Smaller-capitalization companies are usually younger and less established with a relatively short record of sales and earnings.

- Because of their size, smaller companies may lack the depth of financial and management resources to weather economic or financial turmoil. For the same reason, however, smaller companies may have more flexibility and are usually quicker to innovate or respond to changing conditions when compared to larger capitalized companies.

- Smaller companies tend to be more volatile in their sales and earnings performance, as well as in their stock price.

- Because stocks of smaller companies usually trade in lower volumes than stocks of larger companies, these stocks may be more vulnerable to market risk and may be harder to sell than stocks of larger companies.

A Review of Risk Considerations

Risk In General
The risks of a fund are usually defined by the fund's individual securities, overall portfolio, and investment tactics. Over longer periods of time, stocks have been among the most successful investments available to the public. Nevertheless, stocks do fluctuate in price. Accordingly, there is a risk you could lose as well as make money by investing in the Cappiello-Rushmore Funds. As with any fund, there is no guarantee that the performance of the Funds will be positive over any period of time, either short term or long term.

Additional Risks
In addition to the specific principal risks identified above for each of the Funds, a Fund also may encounter the following broad-based risks:

Fund Risk – The possibility that a Fund's performance during a specific period may not meet or exceed that of the market as a whole.

Concentration Risk – The risk that the particular industry in which the Fund may focus its investments will underperform the market as a whole.

Sector Risk – The risk that the particular economic sector in which a Fund may focus its investments will underperform the market as a whole. To the extent that a Fund's investments are concentrated in issuers conducting business in the same economic sector, the Fund is subject to the risks of investing in that sector, including legislative or regulatory changes, adverse market conditions, and/or increased competition.

Market Risk – The possibility that stock prices in general will decline over short, or even extended, periods of time. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Investors have noticed that when the stock market surges up, many stocks post higher prices. On the other hand, when the stock market falls sharply, many common stocks will drop even more sharply. A change in market psychology can cause a security's price to decline irrespective of any truly fundamental change in the company itself.

Interest Rate Risk – The risk of a rise in interest rates that usually depresses the prices of fixed-income type securities and often of equities as well. In the short run, high interest rates reduce interest-sensitive investment spending. Interest rate uncertainty is related to various factors. Among these factors are swings in money growth, uncertainty about the policies of the Federal Reserve Board, and inflationary expectations.

Small-Issuer Risk – Small- and medium-capitalization companies may be more vulnerable than larger, more-established organizations to adverse business or economic developments. In particular, small-capitalization companies may have limited product lines, markets, and financial resources, and also may be dependent upon a relatively small management group. These securities may be traded over-the-counter or listed on an exchange and may not pay dividends.

Event Risk – The possibility that corporate securities may suffer substantial declines in market value due to corporate restructurings. While event risk may be high for certain corporate securities held by a Fund, event risk in the aggregate should be low because of each Fund's varied holdings.

Foreign Company Risks – Investments in foreign securities involve additional risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability. Some additional significant risks associated with investing in foreign companies include:

- *Volatility* – Investments in securities of foreign companies can be more volatile than investments in U.S. companies. Diplomatic, political, or economic developments could affect investments in foreign companies.

- *Regulatory Environment* – Foreign companies generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to U.S. domestic companies. Foreign issuers may be subject to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic issuers. There is generally less government regulation of listed companies abroad than in the United States.

Money Market Investment Risk – Under adverse market conditions, one or more of the Funds could invest some or even all of its assets in money market securities. Although each Fund's objective would be to attempt to avoid losses, this defensive tactic, if employed in a significant way, could have the effect of reducing the benefit from any upswing in the market.

MANAGEMENT'S DISCUSSION
OF FUND PERFORMANCE

The Funds' fiscal year spanned one of the wildest stock market rides in decades spurred by fear of the Federal Reserve (the "Fed") and worries about Y2K. The result produced increasing volatility in stock prices. In the summer of 1999 (as the Funds started the new fiscal year), the prospect of the Federal Reserve beginning a cycle of market tightening became a small but growing worry on Wall Street. A rising stock market accompanied by a faster rising real estate market seemed to set the stage for further rate increases. The fear was that the Fed wanted to bring rates back to "normal" (where they were before the market crash in 1998). This was to be the major market concern through the fall. A more apparent threat was a possible disruption to the economy by the Y2K problem. Neither threat seemed to affect investors as the Dow Jones Industrial Average (the Dow) rallied from 10,552 on June 30, 1999 to 11,497 by December 31, 1999. That performance was overwhelmed by the unprecedented volatility of the NASDAQ 100 that soared towards year-end, broke out into new record highs day after day during January 2000, and experienced record one-day declines. For example, we are slightly more than halfway through the year 2000, and 60% of the trading days have seen the NASDAQ move up or down more than 2% in one day. In 1999, only 25% of the trading days saw a move of 2% or more in one day.

In fact, volatility was the theme of the market through the twelve months ended June 30, 2000. The Dow which had been at 10,552 on June 30, 1999, closed at 10,447 on June 30, 2000, essentially flat for the year after recording new highs along the way. The S&P 500 fared better.

Besides volatility, a second theme of the last twelve months was "selectivity". Only a small fraction of the thousands of stocks traded on the New York Stock Exchange and NASDAQ managed to make money for investors predominantly in the technology, Internet and biotech sectors. The vast majority of stocks – the so-called "old economy" stocks, lost money. In point of fact, nearly 250 stocks in the S&P 500 declined in the market last year!

To date, the Federal Reserve has raised its benchmark short-term Federal Funds rate by 1.75 percentage points in six steps since June 1999 to 6.5% in an effort to dampen inflation pressures before they take root in the economy. As we begin a new fiscal year, constant volatility and extreme selectivity in stock purchases continue to worry investors who are nervously attempting to gauge how long the Federal Reserve tightening process will last.

Emerging Growth Fund

The Emerging Growth Fund registered a positive return of 30.36% for the twelve months ended June 30, 2000. The satisfying results reflected the small stock sector's improved performance after years of underperformance.

Simply put, emerging growth investing is nothing more than the growth stock philosophy taken to its extreme. Since stock prices are normally driven by earnings, the objective is to seek out companies that generate the highest rate of earnings growth. Inevitably this means smaller companies, and no sector of small business has grown as fast as technology in recent years.

We ended the fiscal year 2000 with stock portfolio assets concentrated in three major sectors: computer software and services at 24.4%; telecommunications at 17.4%; and technology at 14.9%. The largest single stock position in the portfolio was Excel Technology, Inc. followed by Dot Hill System Corp.

Among the best performing stocks at the year-end were:
- PolyMedica Corp.
- REMEC, Inc.
- Hain Celestial Group, Inc.

As we noted a year ago, the last great period of underperformance of small cap stocks versus large cap stocks occurred from 1969 to 1973. From 1975 to 1979, small cap stocks turned around and outperformed their large cap counterparts by an average of 24.7% a year from 1975 to 1979. During the most recent period (1994 - 2000), small stock underperformance has approached the depressed price levels not seen since 1969 - 1973. The modest reversal this year by the smaller stocks is likely to continue for the next several years based on historical experience.

Utility Income Fund

The Utility Income Fund is designed for investors who are seeking a more conservative, income-oriented stock market investment. The portfolio is managed to provide higher dividend yields than the stock market average with substantially lower volatility in share price. The Fund provides such higher-than-average yields through investing in utility stocks such as electric, natural gas, and telephones. With dividend income as a focus, capital gains are a secondary consideration. In the past two fiscal years (1998 and 1999), the Fund posted double-digit returns, a reflection of the lower interest rate environment and improving utility earnings. Total return for the Fund for this past year ended June 30, 2000 was a negative 7.05 % reflecting the difficult market environment mainly in the electric utility sector due to the substantial rise in interest rates. It should be noted that the traditional electric and gas companies have diverged dramatically in terms of performance over the past twelve months. While gas company stocks have performed well and, in most cases, posted positive total returns, most electric utility stocks have recorded negative total returns. For example, Lehman Brothers Electric Utility Index posted a decline of .05% for the twelve months ended May 31, 2000.

Common stocks represented 85.7% of the portfolio at year-end. The sector positions were: Gas and Electric 48.7%; Telecommunications 32.8%; and Natural Gas Distribution 4.2%. The cash position (money market funds) totaled 6.4% of the portfolio.

Among the best performing stocks at year-end were:

- KeySpan Corp
- IDACORP, Inc.
- Washington Gas Light Co.

The largest single stock position in the portfolio was SBC Communications, Inc. followed by Bell Atlantic Corp.

For years utility stocks have been on the wrong side of the investment track. Whenever the stock market sold off, investors would flock to utilities viewing them as a safe haven to park money until the market decline ended. Once that happened, money would exit the utility sector as fast as it came in. This recurrent cycle seems to be changing as investors view utility stocks as more than income vehicles and a "safe haven" in times of market stress. Today utilities are beginning to be perceived as being transformed through deregulation into potential growth vehicles. Utilities continue to possess financial virtues such as growing cash flow and solid balance sheets. In addition, they are merging and acquiring to enhance their competitive position, while at the same time investing in new technologies in generation, as well as hiring non-utility executives who are effective in managing change in an increasingly competitive industry.

In summary, while this year's performance was disappointing, we believe that the current year's environment will be more rewarding for utility stocks and the Fund's portfolio as investors recognize the group's relatively steady income, lower than average price-earnings ratio and attractive income (dividend yields ranging from 4-6%). These components make for an attractive investment package in the face of mounting uncertainty, as well as heightened volatility in the current stock market.

Growth Fund

The Growth Fund seeks capital appreciation by investing in larger established companies with favorable relationships between price-earnings ratios and growth rates. Compared to the total return of 23.32% recorded for the year ended June 30, 1999, the Fund's performance for 2000 was negative 8.86%. The relatively poor performance this year versus the prior year was the concentration in financial services, as well as the sell-off in telecommunication stocks in the second half of the fiscal year.

Common stocks represented 93.5% of the portfolio at year-end. The Fund's largest stock sector positions were financial services at 24.9% of the portfolio, telecommunications at 16.2% of the portfolio, healthcare at 11.8%, oil and gas services at 10.3%, computer hardware and software at 9.6%, and merchandising and retail at 9.1%.

Among the best performing stocks at year-end were:

- Hughes Electronics Corp.
- UnitedHealth Group Inc.
- American Express Co.

The largest single stock position in the portfolio was UnitedHealth Group, followed by Hughes Electronics Corp.

We continue to use a growth style of investment by investing in stocks which we believe have some or all of the following characteristics:

- Dominant products or market niches
- Improved sales outlook or opportunities
- Demonstrated sales growth and earnings
- Cost restructuring programs which are expected to positively affect company earnings
- Increased order backlogs, new product introductions, or industry developments, which are expected to positively affect company earnings

Looking ahead, current expectations are that the economy in terms of Gross Domestic Product (GDP) will slow from the unexpectedly strong economic growth of the second quarter. Third quarter GDP growth is estimated at about 4%, the fourth quarter at 3.5%, and the first quarter of 2001 at 3%. If GDP declines to below 3% and inflation remains low, a "soft landing" has occurred by the Fed's engineering. A situation that has happened only once since World War II and that was in 1994-95.

There are some indications that this successful slowdown is underway. Housing is in a slowdown phase. In June, homebuilders reported the lowest level of activity since November 1997. Interest rates have not risen enough to put residential construction and sales in a recession mode, but there has clearly been some impact. Further, recent Purchasing Managers Surveys reflect a softening in the manufacturing sector. The largest and most important variable is consumer spending. Retail sales have shown some slowing, but consumer confidence continues to be strong. While the Fed is in a tightening cycle, stocks are going to have a difficult time sustaining a significant advance. The one event that would drive the market back upward would be Fed easing. This is not likely in the short term. While a "soft landing" may occur (and we believe it will), and with inflation no longer a problem, it will take time for this to be accepted as reality. In the meantime, the market in general is unlikely to do very much in the next several months. It is, therefore, a time to concentrate more than ever on individual stocks, and not broad market movements.

Nevertheless, it is difficult to be bearish on individual stocks given the sharp market declines of last spring. There are a growing number of good, solid companies that are selling at single-digit or low double-digit ratios with better-than-average growth rates, particularly in the mid-capitalization group. Most of these stocks have been neglected by investors and have become the poor performers of the past few years because they were not Internet or high technology related. However, given their relative attractiveness, they could well be the winners of the next twelve months.

Performance Comparison

Assuming a $10,000 initial investment, the following graph compares the total returns of the Funds to the performance of the S&P 500 Index^{TM} and Russell 2000 Index since the Funds began operating on October 6, 1992. Please remember that past performance does not necessarily reflect how the Funds may perform in the future.



Average Annual Total Returns as of June 30, 2000

	Utility Income Fund	Growth Fund	Emerging Growth Fund
One Year	(7.05)%	(8.86)%	30.36%
Five Year	10.31%	12.76%	6.85 %
Since Inception	7.21%	13.56%	10.12 %

SHAREHOLDER INFORMATION

How to Invest In the Funds

Facts To Know Before You Invest:

- The minimum initial investment in each Fund is $2,500
- Retirement accounts may be opened with a $500 minimum investment
- There are no minimum amounts for subsequent investments
- There are no sales charges
- The Funds reserve the right to reject any purchase order
- All shares are electronically recorded; the Funds will not issue certificates
- A $10 fee may be charged for items returned for insufficient or uncollectible funds

Purchasing Shares:

By Mail

Complete an application and make a check payable to "Cappiello-Rushmore Trust." Send your completed and signed application and check drawn on a U.S. bank to:

> Cappiello-Rushmore Trust
> 4922 Fairmont Avenue
> Bethesda, Maryland 208l4

By Bank Wire

Speak to the branch manager of your bank. Request a transfer of federal funds to Rushmore Trust and Savings, FSB, instructing your bank to wire transfer the money before 4:00 P.M., Eastern Time, to:

Rushmore Trust and Savings, FSB
> Bethesda, Maryland
> Routing # 0550-71084

Specify the Fund name, your account number (if assigned), and the name(s) in which the account is registered.

After instructing your bank to transfer Federal funds, you must telephone Shareholder Services at (800) 622-1386 or (301) 657-1510 between 8:30 A.M. and 4:00 P.M., Eastern Time, and tell us the amount you transferred and the name of the bank sending the transfer. Your bank may charge a fee for such services. Remember that it is important to complete the wire transfer before 4:00 P.M., Eastern Time.

Invest Through Brokers

You may also invest in the Funds by purchasing shares through registered broker-dealers, banks or other financial institutions that purchase securities for their customers. When an authorized third party, such as those mentioned, accepts an order, the Funds will be deemed to have received the order. Orders accepted by an authorized third party will be priced at the Funds' net asset values next computed after acceptance. Such third parties who process orders may charge a fee for their services. Certain third party organizations may receive compensation from the Funds, the Funds' transfer agent, or the Funds' Adviser for the shareholder services they provide.


How To Redeem Your Investment


Redeem By Telephone

Contact Shareholder Services at **(800) 622-1386**
between the hours of 8:30 A.M. and 4:30 P.M., Eastern time

For your protection, we will take measures to verify your identity by requiring some form of personal identification prior to acting on telephone instructions and may also record telephone transactions. A written confirmation will be mailed to you within five business days after your redemption. Please note that we may terminate or modify telephone redemption privileges upon 60 days notice.

Redeem By Mail or Fax

Mail your instructions for redemption to:	**Fax** your instructions for redemption to:
Rushmore Trust and Savings, FSB 4922 Fairmont Avenue Bethesda, MD 20814 Attn: Shareholder Services	(301) 657-1520 Attn: Shareholder Services

Include the following information in your redemption request:

- the name of the Fund and account number you are redeeming from
- your name(s) and address as it appears on your account
- the dollar amount or number of shares you wish to redeem
- your signature(s) as it appears on your account
- a daytime telephone number

Additional Information You Should Know When You Redeem:

- You may receive redemption proceeds by bank wire, check, or through the Automated Clearing House System (ACH). For redemptions by bank wire,we will, upon instruction, wire transfer the amount specified to your commercial bank or brokerage account specified in your account application. For bank wire redemptions less than $5,000, a $10 wire fee will be assessed.

- If you request payment of redemptions to a third party or to a commercial bank not specified on your original account application the request must be in writing and your signature must be guaranteed by an eligible institution (eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants).

- Payment for all shares redeemed will be issued within seven days, normally three business days. However, withdrawal requests on investments that have been made by check may be delayed up to ten calendar days following the investment or until the check clears, whichever occurs first. This delay is necessary to assure us that investments made by check are good funds. You will receive redemption proceeds promptly upon confirmation of receipt of good funds.

- If your monthly Fund account balance averages $500 or less you will be charged a $5 fee. Additionally, the Funds reserve the right to redeem accounts whose net asset value falls below thresholds determined by the Board and communicated to shareholders from time to time.

- The right of redemption may be suspended, or the date of payment postponed, during the following periods: (a) periods during which the New York Stock Exchange (the "NYSE") is closed (other than customary weekend or holiday closings); (b) periods when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission ("SEC"), so that disposal of a Fund's investments or determination of net asset value is not reasonably practicable; or (c) for such other periods as the SEC, by order, may permit for protection of the Fund's investors.

ADDITIONAL INFORMATION ABOUT THE FUNDS

Exchanging Fund Shares

The Trust is comprised of four separate Cappiello-Rushmore Funds, three of which, the Utility Income, Growth, and Emerging Growth Funds, are described in this Prospectus. The fourth Cappiello-Rushmore Fund, the Gold Fund, is described in a separate prospectus but is closed to all purchases.

You may exchange shares of one Cappiello-Rushmore Fundfor shares of another Cappiello-Rushmore Fund (excluding the Cappiello-Rushmore Gold Fund), or may choose to exchange Cappiello-Rushmore Fund shares for shares of any of the following Rushmore Funds: Fund for Government Investors, Fund for Tax-Free Investors, Inc., The Rushmore Fund, Inc., or American Gas Index Fund, Inc. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. You should obtain a current prospectus for the fund into which you are exchanging by calling 1-800-622-1386. Exchange redemptions will be affected at the net asset value as next determined after receipt of the exchange request. Exchange purchases will be affected at the net asset value of the respective fund when proceeds are available for investment, normally two days after processing of the related exchange redemption. The Funds may change or cancel their exchange policies at any time, upon 60 days' notice to shareholders.

Pricing of Fund Shares

The price of a fund's shares is its "net asset value per share." This figure is computed by dividing the total market value of a fund's investments and other assets, less any liabilities, by the number of fund shares outstanding. The net asset value per share of each Cappiello-Rushmore Fund is determined as of 4:00 P.M., Eastern Time, on days when the New York Stock Exchange is open for business. Orders accepted by the Funds directly or by an authorized third party will be priced at the next computed net asset value after the orders are received. This means that if you place a purchase or redemption order after 4:00 P.M., Eastern Time, it will be effected at the next calculation of net asset value, normally 4:00 P.M. the next business day.

Each of the Funds values its portfolio securities based on the market value of these securities. Each security held by the Funds, and which is listed on a securities exchange, is valued at the last quoted sale price on the NYSE and other major exchanges for a given day. Price information on each listed security is taken from the exchange where the security is primarily traded. Over-the-counter securities are valued at their last sales price. Options and futures contracts are valued at the last sales price as of the close of trading on the applicable exchanges. Unlisted securities for which market quotations are readily available are valued at the closing sales prices. The value of assets for which no quotations are readily available (including any restricted securities) are valued at fair value in good faith by the Board of Trustees or at the direction of the Trustees.

If a Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, then the net asset value of the Funds shares may change on days when shareholders of the Fund will not be able to purchase or redeem the Fund's shares.

Dividends and Distributions

All dividends and capital gain distributions of each Fund will be reinvested in additional Fund shares (including fractional shares where necessary) at net asset value, unless you elect on your application form or in writing, not less than five full business days prior to the record date for a particular dividend or distribution, to receive such dividend or distribution in cash. If you elect to receive distributions in cash, your election will be effective until you give other written instructions.

Although the timing and amount of all dividends and distributions are subject to the discretion of the Board of Trustees, the distribution schedule for the Funds is as follows:

- If you own shares of the Growth and/or Emerging Growth Funds, net investment income and net capital gains will be distributed annually in December.

- If you are a shareholder of the Utility Income Fund, you will receive net investment income quarterly. Capital gains will be distributed annually in December.

"Undeliverable" or "Uncashed" Dividend Checks

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Tax Consequences of Investing In the Funds

Taxability of Distributions

The Funds intend to meet the requirements for being tax-qualified regulated investment companies. As long as the Funds meet these requirements, the Funds pay no federal income tax on the earnings distributed to shareholders. The Funds intend to distribute all of their earnings to their shareholders. Dividends and capital gains distributions you receive from any Cappiello-Rushmore Fund, whether reinvested or taken as cash, are generally considered taxable to you as ordinary income or as capital gains income. Each of the Funds expects that its distributions to shareholders, as a result of each Fund's investment objective and strategies, will consist primarily of dividends on ordinary income or capital gains. The Form 1099 that is mailed to you each January details your dividends and their federal tax category. You should verify your tax liability with your tax professional.

Taxability of Transactions

Any time you sell or exchange shares of the Funds, this transaction is considered a taxable event for you. For example, if you exchange shares of one Fund for shares of another, the transaction would be treated as a sale. Consequently, any gain resulting from the transaction would be subject to federal income tax.

MANAGEMENT, ORGANIZATION and CAPITAL STRUCTURE

Investment Adviser

McCullough, Andrews & Cappiello, Inc.

Main Office	East Coast Office
Suite 4250	Suite 250
101 California Street	10751 Falls Road
San Francisco, CA 94111	Lutherville, MD 21093

McCullough, Andrews & Cappiello, Inc. (the "Adviser") has served as the investment adviser to the Funds since their inception on October 6, 1992. The following advisory fees as a percentage of net assets were paid to the adviser during the Funds' fiscal year ended June 30, 2000:

	Utility Income Fund	Growth Fund	Emerging Growth Fund
Advisory Fees Paid as a Percentage of Net Assets:	0.35%	0.50%	0.50%

Portfolio Managers
Frank A. Cappiello and Robert F. McCullough, C.P.A., manage the Funds and have done so since their inception in October, 1992. Mr. McCullough is Chairman of the Board of the Adviser and Mr. Cappiello is President. Both have been in the investment business for more than thirty years.

Mr. McCullough is a graduate of Santa Clara University and is a member of the American Institute of CPAs and the California Society of CPAs.

Mr. Cappiello is a graduate of the University of Notre Dame (A.B.) and Harvard University (M.B.A.) He is past President of the Baltimore Security Analysts Society and former Trustee of the Maryland State Retirement Systems.

Recent Developments
On October 26, 2000, Frank Cappiello, Dr. Peter Petersen and Peter DeAngelis, members of the Board of Trustees of the Trust, resigned from the Board. McCullough, Andrews & Cappiello, Inc., however, continues to serve as the Trust's investment adviser. As a result of such resignations, the remaining Trustees intend to consider alternatives available to the Trust which may be in the best interests of shareholders. These alternatives include liquidation, sale of all or substantially all of the assets of the Trust and/or appointment of a new investment adviser, among others.

FINANCIAL HIGHLIGHTS

The financial highlights tables on the next three pages are intended to help you understand each Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Funds (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, whose report, along with the financial statements of the Funds, is included in the annual report for the Funds, which is available upon request.

Utility Income Fund

	For the Years Ended June 30,				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value—Beginning of Year.........	$ 12.83	$ 12.56	$ 10.40	$ 10.60	$ 9.24
Income from Investment Operations:					
Net Investment Income.............................	0.44	0.40	0.47	0.53	0.49
Net Realized and Unrealized Gain					
(Loss) on Securities................................	(1.31)	1.09	2.17	(0.19)	1.39
Total from Investment Operations........	(0.87)	1.49	2.64	0.34	1.88
Less Distributions:					
Dividends (from net investment income)..	(0.44)	(0.40)	(0.48)	(0.54)	(0.52)
Distributions (from capital gains).............	(0.44)	(0.82)	—	—	—
Total Distributions to Shareholders........	(0.88)	(1.22)	(0.48)	(0.54)	(0.52)
Net Asset Value—End of Year.................	$ 11.08	$ 12.83	$ 12.56	$ 10.40	$ 10.60
Total Investment Return.............................	(7.05)%	12.24 %	25.55%	3.39 %	20.60 %
Ratios and Supplemental Data:					
Net Assets—End of Period (in thousands)...	$5,754	$8,397	$9,799	$8,806	$15,106
Ratio of Expenses to Average Net Assets.	1.05 %	1.05 %	1.05%	1.05 %	1.05 %
Ratio of Net Income to Average Net Assets	3.49 %	3.16 %	4.01%	4.88 %	4.82 %
Portfolio Turnover Rate.............................	12.4 %	22.0 %	29.5%	17.3 %	45.1 %

FINANCIAL HIGHLIGHTS

Growth Fund

	For the Years Ended June 30,				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value—Beginning of Year.........	$ 22.03	$ 22.96	$ 19.02	$ 17.87	$ 14.64
Income from Investment Operations:					
Net Investment Income (Loss)..................	(0.13)	(0.13)	(0.18)	(0.09)	(0.07)
Net Realized and Unrealized Gain					
on Securities...	(1.86)	3.86	4.12	1.83	3.30
Total from Investment Operations........	(1.99)	3.73	3.94	1.74	3.23
Less Distributions:					
Dividends (from net investment income)	—	—	—	—	—
Distributions (from capital gains).............	(3.74)	(4.66)	—	(0.59)	—
Total Distributions to Shareholders........	(3.74)	(4.66)	—	(0.59)	—
Net Asset Value—End of Year................	$ 16.30	$ 22.03	$ 22.96	$ 19.02	$ 17.87
Total Investment Return.............................	(8.86)%	23.32 %	20.72 %	10.10 %	22.06 %
Ratios and Supplemental Data:					
Net Assets at End of Period					
(in thousands)...	$15,137	$20,871	$24,831	$24,899	$31,777
Ratio of Expenses to Average Net Assets	1.50 %	1.50 %	1.50 %	1.50 %	1.50 %
Ratio of Net Income (Loss) to					
Average Net Assets.................................	(0.69) %	(0.62) %	(0.74) %	(0.46) %	(0.41) %
Portfolio Turnover Rate............................	35.3 %	54.3 %	65.1 %	41.9 %	74.5 %

FINANCIAL HIGHLIGHTS

Emerging Growth Fund

	For the Years Ended June 30,				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value—Beginning of Year.........	$ 13.11	$ 13.82	$ 13.84	$ 16.99	$ 14.96
Income from Investment Operations:					
Net Investment Loss.................................	(0.12)	(0.09)	(0.21)	(0.24)	(0.16)
Net Realized and Unrealized Gain (Loss) on Securities...............................	3.44	0.52[A]	0.19[A]	(0.25)	2.30
Total from Investment Operations........	3.32	(0.61)	(0.02)	(0.49)	2.14
Less Distributions:					
Dividends (from net investment income).	—	—	—	—	—
Distributions (from capital gains).............	(3.62)	(0.10)	—	(2.66)	(0.11)
Total Distributions to Shareholders......	(3.62)	(0.10)	—	(2.66)	(0.11)
Net Asset Value—End of Year...................	$ 12.81	$ 13.11	$ 13.82	$ 13.84	$ 16.99
Total Investment Return..............................	30.36 %	(4.39) %	(0.14) %	(2.15) %	14.36 %
Ratios and Supplemental Data:					
Net Assets at End of Period (in thousands)..	$10,686	$8,636	$14,159	$20,732	$44,985
Ratio of Expenses to Average Net Assets	1.50 %	1.51 %	1.50 %	1.50 %	1.50 %
Ratio of Net Loss to Average Net Assets	(1.11)%	(0.49)%	(1.07)%	(1.20)%	(0.98)%
Portfolio Turnover Rate..........................	362.8 %	171.6 %	121.2%	66.2 %	121.2 %

[A] The per share amount does not coincide with the net realized and unrealized gain/loss for the year because of the timing of sales and redemptions of Fund shares and the amounts of per share realized and unrealized gain and loss at such time.

In addition to this prospectus, the following information is available to assist you in making an investment decision:

Information Available Upon Request	Description
Statement of Additional Information	A document that includes additional information about the Funds.
Annual and Semiannual Reports	Reports that contain information about the Funds' investments. The reports also discuss the market conditions and investment strategies that significantly affected the Funds' performance during their last fiscal year.

There are a variety of ways to receive the above information and make other inquiries of the Funds. You may contact the Cappiello-Rushmore Trust directly by telephone, at 1-800-622-1386, or visit our internet site at http://www.rushmorefunds.com, or you may send a written request to the Trust's offices, at 4922 Fairmont Avenue, Bethesda, Maryland 20814. Additional information about the Funds can also be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D. C. (for hours of operation please call the Commission at 1-800-SEC-0330). You may also obtain copies of the information by visiting the Commission's internet site at http://www.sec.gov, or, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D. C. 20549.

Cappiello-Rushmore Trust Investment Company Act File No. 811-6601

CAPPIELLO-RUSHMORE TRUST

GOLD FUND

Prospectus

November 1, 2000

The Cappiello-Rushmore Trust (the "Trust") is a no-load mutual fund complex with four separate investment portfolios, one of which (the "Fund") is described in this Prospectus. This Prospectus contains important information about this Fund. Please read this Prospectus before investing and keep this Prospectus on file for future reference.

The Gold Fund does not accept purchase orders for new shares, nor are Gold Fund shares available through the Trust's exchange privilege. Trust shareholders may continue to exchange their Gold Fund shares for shares of other Rushmore Funds, including shares of the other three Funds in the Cappiello-Rushmore Trust, in accordance with the terms of the Trust's exchange privilege.

Neither the securities and exchange commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

RISK and RETURN SUMMARY
Investments, Risks, and Performance

Fund Investment Objective
The Gold Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Gold Fund seeks to achieve its objective by investing at least 65% of its total assets in the stocks of companies that engage in gold and other precious metal-related activities. Other precious metals include silver, platinum, and palladium, and also diamonds and other precious minerals, as well as silver or other precious metal bullion and coins. Precious metal activities include mining, exploration, fabrication, processing, marketing, and distribution. Also included are companies dealing or investing in gold and operating companies principally engaged in financing, managing, controlling, or operating companies engaged in these activities. The Fund invests mainly in the common stock of U.S. and foreign gold and precious metal-related companies. The Fund has no limit on investment in the securities of foreign issuers, but does not invest more than 20% of its total assets in those foreign securities which are not traded on a recognized U.S. securities exchange or in dollar-denominated American Depository Receipts ("ADRs"). The Fund may also invest in warrants, preferred stock, and convertible debt securities, as well as bullion, coins and precious metals, futures contracts, and options.

Principal Risks of Investing In the Gold Fund
The main risks that could adversely affect the value of the Gold Fund's shares and the total return on your investment in this Fund stem from the Fund's concentration policies. As with any stock-oriented fund, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. Because the Fund concentrates its investments in the precious metals-related securities industry, the performance of the Fund is subject to the risk that this industry will underperform the market as a whole. To the extent that the Fund may invest in the securities of foreign issuers, the Fund also will be subject to foreign company risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability. The stocks of precious metals-related companies also carry higher risks than the stocks of other companies, in particular the risk of wide price movements due to a variety of economic and political factors, including:

- changes in inflation or in expectations regarding inflation in various countries
- the availability of supplies of precious metals and minerals
- changes in industrial and commercial demand
- metal and mineral sales by governments, central banks, or international agencies
- investment speculation
- monetary and other economic policies of various governments
- governmental restrictions on the private ownership of certain precious metals and minerals

Loss of money is a risk of investing in the Gold Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risk/Return Bar Chart and Table

The chart below and table on the following page show the annual calendar-year returns and the performance of the Fund, which commenced operations on March 7, 1994, and whose fiscal year-end is June 30th. The information in the chart and the table provides some indication of the risks of investing in the Fund by showing changes in Fund performance from year to year and by showing how the Fund's average annual returns for one-year, three-year and since inception periods compare with the performance of the Philadelphia Stock Exchange Gold and Silver Index[TM] (the "XAU Index") (a capitalization-weighted index featuring eleven widely-held securities in the gold and silver mining and production industry or companies investing in such mining and production companies).

The chart and the table assume the reinvestment of dividends and distributions. How the Fund has performed in the past does not necessarily indicate how the Fund will perform in the future.



Best Quarter: 20.74% 1st Qtr of 1996   Worst Quarter: (32.18)%   4th Qtr of 1997

The Fund's year-to-date total return as of September 30, 2000 was (20.05)%.

Performance Table
Average Annual Total Returns
(for Periods Ended December 31, 1999)

	Gold Fund	XAU Index
One Year	(14.95)%	5.64%
Five Years	(16.18)%	(8.04)%
Since Inception	(15.94)%*	(9.37)%**

* March 7, 1994
** XAU average annual return since March 1, 1994.

FEES and EXPENSES of the FUND

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.

Annual Fund Operating Expenses
(expenses that are deducted from Fund assets)

Management Fees	0.70%
Other Expenses	1.01%
Total Annual Fund Operating Expenses	1.71%

If your monthly account balance per Fund averages $500 or less due to redemptions you will be charged a $5 fee.

EXAMPLE

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated below and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years	5 Years	10 Years
$ 174	$ 539	$ 928	$ 2,019

INVESTMENT OBJECTIVES, PRINCIPAL INVESTMENT STRATEGIES, and RELATED RISKS

Fund Investment Objective
The Gold Fund's investment objective is long-term capital appreciation.

Principal Fund Investment Strategies
The Gold Fund seeks to achieve its objective by investing at least 65% of its total assets in the stocks of companies that engage in gold and other precious metals activities. Other precious metals include silver, platinum, and palladium, and also diamonds and other precious minerals, as well as silver or other precious metal bullion and coins. Precious metal activities include mining, exploration, fabrication, processing, marketing, and distribution. Also included are companies dealing or investing in gold and operating companies principally engaged in financing, managing, controlling, or operating companies engaged in these activities. The Fund invests mainly in the common stock of U.S. and foreign gold and precious metal-related companies. The Fund has no limit on investment in the securities of foreign issuers, but does not invest more than 20% of its total assets in those foreign securities which are not traded on a recognized U.S. securities exchange or in dollar-denominated ADRs.   The Fund may also invest in warrants, preferred stock, and convertible debt securities, as well as bullion, coins and precious metals, futures contracts, and options.   The Fund may also purchase U.S. Government securities and enter into repurchase agreements. The Fund does not invest for income.

In selecting stocks, we look for companies that have: (i) steady growth in both sales and earnings; (ii) extensive ore bodies and efficient mining operations (where appropriate); and (iii) low melting and refinery costs with adequate capital to continue to maintain and expand operations.

We usually sell a company's stock when that company's "fundamentals" (*i.e.*, the company's capital structure, operating characteristics, pre-tax profit margins, and return on stockholders' equity) change for the worse. Generally, company stock will also be sold when the stock price of the company experiences significant, unexplained declines.

The Fund, from time to time, may take temporary defensive measures that are inconsistent with the Fund's principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions. Thus, the Fund may temporarily invest all or part of its assets in cash or cash equivalents, which include, but are not limited to short-term money market instruments, U.S. Government securities, certificates of deposit, bankers' acceptances, or repurchase agreements secured by U.S. Government securities. The effect of taking these temporary defensive positions is that the Fund may not achieve its investment objective.

As an anticipated result of these principal investment strategies, the Gold Fund may engage in the active and frequent trading of portfolio securities. This increased portfolio turnover for the Fund could produce high brokerage costs for the Fund and result in taxable distributions to Fund shareholders.

Principal Risks of Investing In the Gold Fund

The main risks that could adversely affect the value of the Gold Fund's shares and the total return on your investment in this Fund stem from the Fund's concentration policies. As with any stock-oriented fund, the value of your investment in the Fund will rise or fall depending on the performance of individual securities as well as stock market movements. Because the Fund concentrates its investments in the precious metals-related securities industry, the performance of the Fund is subject to the risk that this industry will underperform the market as a whole. To the extent that the Fund may invest in the securities of foreign issuers, the Fund also will be subject to foreign company risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability. The stocks of precious metals-related companies also carry higher risks than the stocks of other companies, in particular the risk of wide price movements due to a variety of economic and political factors, including:

- changes in inflation or in expectations regarding inflation in various countries
- the availability of supplies of precious metals and minerals
- changes in industrial and commercial demand
- metal and mineral sales by governments, central banks, or international agencies
- investment speculation
- monetary and other economic policies of various governments
- governmental restrictions on the private ownership of certain precious metals and minerals

A Review of Risk Considerations

Risk In General
The risks of a fund are usually defined by the fund's individual securities, overall portfolio, and investment tactics. Over longer periods of time, stocks have been among the most successful investments available to the public. Nevertheless, stocks do fluctuate in price. Accordingly, there is a risk you could lose as well as make money by investing in the Cappiello-Rushmore Gold Fund. As with any fund, there is no guarantee that the performance of the Gold Fund will be positive over any period of time, either short term or long term.

Additional Risks
In addition to the specific principal risks of the Gold Fund identified above, the Fund also may encounter the following broad-based risks:

Fund Risk – The possibility that the Fund's performance during a specific period may not meet or exceed that of the market as a whole.

Concentration Risk – The risk that the particular industry in which the Fund may focus its investments will underperform the market as a whole.

Sector Risk – The risk that the particular economic sector in which the Fund may focus its investments will underperform the market as a whole. To the extent that the Fund's investments are concentrated in issuers conducting business in the same economic sector, the Fund is subject to the risks of investing in that sector, including legislative or regulatory changes, adverse market conditions, and/or increased competition.

Market Risk – The possibility that stock prices in general will decline over short, or even extended, periods of time. Stock markets tend to be cyclical, with periods when stock prices generally rise and periods when stock prices generally decline. Investors have noticed that when the stock market surges up, many stocks post higher prices. On the other hand, when the stock market falls sharply, many common stocks will drop even more sharply. A change in market psychology can cause a security's price to decline irrespective of any truly fundamental change in the company itself.

Interest Rate Risk – The risk of a rise in interest rates that usually depresses the prices of fixed-income type securities and often of equities as well. In the short run, high interest rates reduce interest-sensitive investment spending. Interest rate uncertainty is related to various factors. Among these factors are swings in money growth, uncertainty about the policies of the Federal Reserve Board, and inflationary expectations.

Foreign Company Risks – Investments in foreign securities involve additional risks, such as changes in currency exchange rates, inadequate disclosure of company information, and political instability. Some additional significant risks associated with investing in foreign companies include:

- *Volatility* – Investments in securities of foreign companies can be more volatile than investments in U.S. companies. Diplomatic, political, or economic developments could affect investments in foreign companies.

- *Regulatory Environment* – Foreign companies generally are not subject to uniform accounting, auditing, and financial reporting standards comparable to those applicable to U.S. domestic companies. Foreign issuers may be subject to different accounting, auditing, reporting, and recordkeeping standards than those applicable to domestic issuers. There is generally less government regulation of listed companies abroad than in the United States.

Leveraging Risk – Leveraging activities include, among other things, borrowing and the use of options and futures contracts. The risks associated with leveraging activities include:

- The success of a leveraging strategy may depend on an ability to predict movements in the prices of individual securities, fluctuations in markets, and movements in interest rates.

- Leveraging may result in the Fund experiencing losses over certain ranges in the market that exceed losses experienced by a non-leveraged fund.

- There may be an imperfect or no correlation between the changes in market value of the securities held by the Fund and the prices of futures contracts and options on futures contracts.

- Although the Fund will purchase only exchange-traded futures contracts and options, due to market conditions there may not be a liquid secondary market for a futures contract or an option. As a result, the Fund may be unable to close out its futures or options contracts at a time which is advantageous to the Fund.

- Trading restrictions or limitations may be imposed by an exchange, and government regulations may restrict trading in futures contracts and options.

Event Risk – The possibility that corporate securities may suffer substantial declines in market value due to corporate restructurings. While event risk may be high for certain corporate securities held by the Fund, event risk in the aggregate should be low because of the Fund's varied holdings.

Small-Issuer Risk – Small- and medium-capitalization companies may be more vulnerable than larger, more-established organizations to adverse business or economic developments. In particular, small-capitalization companies may have limited product lines, markets, and financial resources, and also may be dependent upon a relatively small management group. These securities may be traded over-the-counter or listed on an exchange and may not pay dividends.

Money Market Investment Risk – Under adverse market conditions, the Fund could invest some of its assets in money market securities. Although the Fund's objective would be to attempt to avoid losses, this defensive tactic, if employed in a significant way, could have the effect of reducing the benefit from any upswing in the market.

MANAGEMENT'S DISCUSSION
OF FUND PERFORMANCE

The outlook for gold continues to be questionable over the next twelve months. Last year was a continuation of the relentless decline in value that has lasted for nearly twenty years. The most bullish argument for gold is its characteristic as a portfolio diversifier; there has been a negative correlation between the returns on gold and the return on the S&P 500 over the past ten years. Nevertheless, the offset to this argument is that a negative correlation with the S&P 500, by itself, does not necessarily make for a good investment.

Overall, an investment in a commodity such as gold should be based on favorable supply/demand fundamentals which will likely lead to a higher price. A look at the current and expected supply/demand characteristics can be summarized as follows: gold production is expected to decline in the coming year. Indeed, gold production in the first quarter seems to have declined by 1% to 2% driven by lower grades at Grasberg, the world's biggest gold mine. Experts believe a significant decline in gold production of about 200 tonnes** will be necessary in order to keep the gold price from declining further. This is not likely to happen. In looking at the cost structure of the industry, very little production will be forced to shut down if gold prices remain above $250 per ounce. Thus far, the evidence seems to indicate fairly steady global gold production over the next several years.

Beyond supply and demand, the relatively recent introduction of inflation indexed securities by the U.S. is a further setback for gold as hedge against inflation. These newer instruments pay interest and maintain their value since they are indexed to a benchmark of inflation.

Further, in the Fall of 1999, 15 European central banks signed a pledge to limit their sales of gold to 400 tonnes per year for the next five years. That was good news. Nevertheless, this "Washington Agreement" has made it perfectly clear that central banks will be significant sellers of gold for a very long time. Many analysts raised their long-term forecasts because of this announcement. Current Wall Street forecasts are for gold prices to average $325/ounce in 2001. These forecasts appear optimistic in light of the current price levels of gold.

Longer-term gold may yet have its day in the sun. The United Sates and the world economy in general have had an unusual run of good luck both economically and diplomatically. Inevitably, economic mistakes will be made, diplomatic disasters will occur and the possibility for nuclear mischief will increase in the years ahead. At the juncture of any one of these events, gold could well reclaim its title as "a store of value."

** The standard by which gold is measured.

Performance Comparison

Assuming a $10,000 initial investment, the following graph compares the Fund's total returns to the performance of the Philadelphia Exchange Gold and Silver Index since the Fund began operating on March 7, 1994. Please remember that past performance does not necessarily reflect how the Fund may perform in the future.



Average Annual Total Returns as of June 30, 2000

One Year	(20.75)%
Five Years	(20.35)%
Since Inception	(16.62)%

SHAREHOLDER INFORMATION

The Gold Fund does not accept purchase orders for new shares, nor are Gold Fund shares available through the Trust's exchange privilege.

How To Redeem Your Investment

Redeem By Telephone

Contact Shareholder Services at **(800) 622-1386**
between the hours of 8:30 A.M. and 4:30 P.M., Eastern time

For your protection, we will take measures to verify your identity by requiring some form of personal identification prior to acting on telephone instructions and may also record telephone transactions. A written confirmation will be mailed to you within five business days after your redemption. Please note that we may terminate or modify telephone redemption privileges upon 60 days notice.

By Mail or Fax

      Mail your instructions for redemption to: **Fax** your instructions for redemption to:

Rushmore Trust and Savings, FSB   (301) 657-1520
4922 Fairmont Avenue   Attn: Shareholder Services
Bethesda, MD 20814
Attn: Shareholder Services

Include the following information in your redemption request:

- the name of the Fund and account number you are redeeming from
- your name(s) and address as it appears on your account
- the dollar amount or number of shares you wish to redeem
- your signature(s) as it appears on your account
- a daytime telephone number

Additional Information You Should Know When You Redeem:

- You may receive redemption proceeds by bank wire, check, or through the Automated Clearing House System (ACH). For redemptions by bank wire,we will, upon instruction, wire transfer the amount specified to your commercial bank or brokerage account specified in your account application. For bank wire redemptions less than $5,000, a $10 wire fee will be assessed.

- If you request payment of redemptions to a third party or to a commercial bank not specified on your original account application the request must be in writing and your signature must be guaranteed by an eligible institution (eligible institutions generally include banking institutions, securities exchanges, associations, agencies or broker/dealers, and "STAMP" program participants).

- Payment for all shares redeemed will be issued within seven days, normally three business days. However, withdrawal requests on investments that have been made by check may be delayed up to ten calendar days following the investment or until the check clears, whichever occurs first. This delay is necessary to assure us that investments made by check are good funds. You will receive redemption proceeds promptly upon confirmation of receipt of good funds.

If your monthly Fund account balance averages $500 or less you will be charged a $5 fee.   Since the Fund is closed to additional investments, shareholders subject to such a fee should consider redemption because their remaining account balance may otherwise be consumed by fees. Additionally, the Fund reserves the right to redeem accounts whose net asset value falls below thresholds determined by the Board and communicated to shareholders from time to time.

- The right of redemption may be suspended, or the date of payment postponed, during the following periods: (a) periods during which the New York Stock Exchange ("NYSE") is closed (other than customary weekend or holiday closings); (b) periods when trading on the NYSE is restricted, or an emergency exists, as determined by the Securities and Exchange Commission ("SEC"), so that disposal of the Fund's investments or determination of net asset value is not reasonably practicable; or (c) for such other periods as the SEC, by order, may permit for protection of the Fund's investors.

ADDITIONAL INFORMATION ABOUT THE FUND

Exchanging Fund Shares

The Trust is comprised of four separate funds: Cappiello-Rushmore Utility Income Fund, Cappiello-Rushmore Growth Fund, Cappiello-Rushmore Emerging Growth Fund and Cappiello-Rushmore Gold Fund. The Gold Fund is described in this Prospectus.

You may exchange shares of the Gold Fund for shares of another Cappiello-Rushmore Fundor may choose to exchange Gold Fund shares for shares of any of the following Rushmore Funds: Fund for Government Investors, Fund for Tax-Free Investors, Inc., The Rushmore Fund, Inc., or American Gas Index Fund, Inc. The fund you are exchanging into must be available for sale in your state and the registration for both accounts must be identical. You should obtain a current prospectus for the fund into which you are exchanging by calling 1-800-622-1386. Exchange redemptions will be affected at the net asset value as next determined after receipt of the exchange request. Exchange purchases will be affected at the net asset value of the respective fund when proceeds are available for investment, normally two days after processing of the related exchange redemption. The Funds may change or cancel their exchange policies at any time, upon 60 days' notice to shareholders.

Pricing of Fund Shares

The price of the Fund's shares on any given day is the Fund's net asset value per share. This figure is computed by dividing the total market value of the Fund's investments and other assets, less any liabilities, by the number of Fund shares outstanding. The net asset value per share of the Fund is determined as of 4:00 P.M., Eastern Time, on days when the New York Stock Exchange is open for business. Orders accepted by the Fund directly or by an authorized third party will be priced at the Fund's net asset values next computed after orders are received. This means that if you place a purchase or redemption order after 4:00 P.M., Eastern Time, this order will be effected at the next calculation of net asset value, normally 4:00 P.M. the next business day.

The Fund values its portfolio securities based on the market value of these securities. Each security held by the Fund, and which is listed on a securities exchange, is valued at the last quoted sale price on the New York Stock Exchange and other major exchanges for a given day. Price information on each listed security is taken from the exchange where the security is primarily traded. Over-the-counter securities are valued at their last sales price. Options and futures contracts are valued at the last sales price as of the close of trading on the applicable exchanges. Gold and other precious metals are valued daily at fair market value, based upon price quotations in common use. Unlisted securities for which market quotations are readily available are valued at the closing sales prices. The value of assets for which no quotations are readily available (including any restricted securities) are valued at fair value in good faith by the Board of Trustees or at the direction of the Trustees.

If a Fund has portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its shares, then the net asset value of the Fund's shares may change on days when shareholders of the Fund will not be able to purchase or redeem the Fund's shares.

Dividends and Distributions

All dividends and capital gain distributions of the Fund will be reinvested in additional Fund shares (including fractional shares where necessary) at net asset value, unless you elect on your application form or in writing, not less than five full business days prior to the record date for a particular dividend or distribution, to receive such dividend or distribution in cash. If you elect to receive distributions in cash, your election will be effective until you give other written instructions.

Although the timing and amount of all dividends and distributions are subject to the discretion of the Board of Trustees, the Fund intends to distribute all net investment income and net capital gains annually in December.

"Undeliverable" or "Uncashed" Dividend Checks

If you elect to receive dividends and distributions in cash and the payment (1) is returned and marked as "undeliverable" or (2) remains uncashed for six months, your cash election will be changed automatically and future dividends will be reinvested in the Fund at the per share net asset value determined as of the date of payment. In addition, any undeliverable checks or checks that remain uncashed for six months will be canceled and then reinvested in the Fund at the per share net asset value determined as of the date of cancellation.

Tax Consequences of Investing In the Fund

Taxability of Distributions

The Fund intends to meet the requirements for being a tax-qualified regulated investment company. As long as the Fund meets these requirements, the Fund pays no federal income tax on the earnings distributed to shareholders. The Fund intends to distribute all of its earnings to its shareholders. Dividends and capital gains distributions you receive, whether reinvested or taken as cash, are generally considered taxable to you as ordinary income or as capital gains income. The Fund expects that its distributions to shareholders, as a result of the Fund's investment objective and strategies, will consist primarily of dividends on ordinary income or capital gains. The Form 1099 that is mailed to you each January details your dividends and their federal tax category. You should verify your tax liability with your tax professional.

Taxability of Transactions

Any time you sell or exchange shares of the Fund, this transaction is considered a taxable event for you. For example, if you exchange shares of the Gold Fund for shares of another Cappiello-Rushmore Fund, the transaction would be treated as a sale. Consequently, any gain resulting from the transaction would be subject to federal income tax.

MANAGEMENT, ORGANIZATION and CAPITAL STRUCTURE

Investment Adviser

McCullough, Andrews & Cappiello, Inc.

Main Office	East Coast Office
Suite 4250	Suite 250
101 California Street	10751 Falls Road
San Francisco, CA 94111	Lutherville, MD 21093

McCullough, Andrews & Cappiello, Inc. (the "Adviser") has served as the Fund's investment adviser since its inception on March 7, 1994. For the advisory services performed, the Adviser received 0.70% of the average net assets of the Fund for the fiscal year ended June 30, 2000.

Portfolio Managers

Frank A. Cappiello and Robert F. McCullough, C.P.A., manage the Fund. Mr. McCullough is Chairman of the Board of the Adviser and Mr. Cappiello is President. Both have been in the investment business for more than thirty years.

Mr. McCullough is a graduate of Santa Clara University and is a member of the American Institute of CPAs and the California Society of CPAs.

Mr. Cappiello is a graduate of the University of Notre Dame (A.B.) and Harvard University (M.B.A.) He is past President of the Baltimore Security Analysts Society and former Trustee of the Maryland State Retirement Systems.

Recent Developments

On October 26, 2000, Frank Cappiello, Dr. Peter Petersen and Peter DeAngelis, members of the Board of Trustees of the Trust, resigned from the Board. McCullough, Andrews & Cappiello, Inc., however, continues to serve as the Trust's investment adviser. As a result of such resignations, the remaining Trustees intend to consider alternatives available to the Trust which may be in the best interests of shareholders. These alternatives include liquidation, sale of all or substantially all of the assets of the Trust and/or appointment of a new investment adviser, among others.

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years. Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that you would have earned (or lost) on an investment in the Fund (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, whose report, along with the Fund's financial statements, is included in the annual report, which is available upon request.

Gold Fund

	For the Years Ended June 30,				
	2000	**1999**	**1998**	**1997**	**1996**
Net Asset Value—Beginning of Year.........	$ 4.00	$ 4.66	$ 7.02	$ 9.93	$ 9.89
Income from Investment Operations:					
Net Investment Loss...............................	(0.05)	(0.05)	(0.05)	(0.08)	(0.06)
Net Realized and Unrealized Gain (Loss) on Securities..............................	(0.78)	(0.61)	(2.31)	(2.83)	0.10
Total from Investment Operations........	(0.83)	(0.66)	(2.36)	(2.91)	0.04
Total Distributions to Shareholders..........	—	—	—	—	—
Net Asset Value—End of Year.................	$ 3.17	$ 4.00	$ 4.66	$ 7.02	$ 9.93
Total Investment Return............................	(20.75)%	(14.16)%	(33.62)%	(29.31)%	0.40%
Ratios and Supplemental Data: Net Assets—End of Year (in thousands)..	$843	$1,394	$ 2,187	$3,409	$6,122
Ratio of Expenses to Average Net Assets.	1.71 %	1.70 %	1.70 %	1.70 %	1.70 %
Ratio of Net Loss to Average Net Assets..	(1.16)%	(0.96)%	(0.74)%	(0.76) %	(0.59) %
Portfolio Turnover Rate............................	—	—	56.5 %	108.5%	59.1 %

In addition to this prospectus, the following information is available to assist you in making an investment decision:

Information Available Upon Request	Description
Statement of Additional Information	A document that includes additional information about the Fund.
Annual and Semiannual Reports	Reports that contain information about the Fund's investments. These reports also discuss the market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

There are a variety of ways to receive the above information and make other inquiries of the Fund. You may contact the Cappiello-Rushmore Trust directly by telephone, at 1-800-622-1386, or visit our internet site at http://www.rushmorefunds.com, or you may send a written request to the Trust's offices, at 4922 Fairmont Avenue, Bethesda, Maryland 20814. Additional information about the Fund can also be reviewed and copied at the Securities and Exchange Commission's Public Reference Room in Washington D. C. (for hours of operation please call the Commission at 1-800-SEC-0330). You may also obtain copies of the information by visiting the Commission's internet site at http://www.sec.gov, or, upon payment of a duplicating fee, by writing the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D. C. 20549.

Cappiello-Rushmore Trust Investment Company Act File No. 811-6601

CAPPIELLO-RUSHMORE TRUST

Utility Income Fund
Growth Fund
Emerging Growth Fund
Gold Fund

4922 Fairmont Avenue, Bethesda, Maryland 20814
(800) 622-1386
(301) 657-1500

STATEMENT OF ADDITIONAL INFORMATION
November 1, 2000

This Statement of Additional Information is not a Prospectus. It should be read in conjunction with the Trust's Prospectuses, each dated November 1, 2000. Copies of the Prospectuses may be obtained without charge by writing or telephoning the Trust at the above address or telephone numbers.

The audited financial statements of the Trust, for the Trust's fiscal year ended June 30, 2000, are included in the Trust's 2000 Annual Report to Shareholders, which has been filed with the Securities and Exchange Commission and is incorporated herein by reference. Copies of the Trust's 2000 Annual Report are available, without charge, by request by writing or telephoning the Trust at the above address or telephone numbers.

TABLE OF CONTENTS

Trust Description, Investments, and Risks

The Trust, formerly known as the Cappiello-Rushmore Trust, is an open-end, management investment company organized as a business trust under the laws of Delaware on March 12, 1992. The Trust changed it name on October 26, 2000. The following are the investment strategies and risks associated with investing in the four Cappiello-Rushmore Funds (collectively, the "Funds"), each of which Funds is diversified under the Investment Company Act of 1940: the Utility Income Fund, the Growth Fund, the Emerging Growth Fund, and the Gold Fund.

Investment Policies

Repurchase Agreements

What is a Repurchase Agreement?
A repurchase agreement is an agreement where a Fund acquires a money market instrument from a commercial bank or broker/dealer with the understanding that the Fund will sell the instrument back at an agreed-upon price and date (normally, the next business day). Essentially, a repurchase agreement may be considered a loan backed by securities. The resale price reflects an agreed-upon interest rate effective for the period the instrument is held by the Fund. In these transactions, the value of the securities acquired by the Fund (including accrued interest earned) must be greater than the value of the repurchase agreement itself. The securities are held by the Fund's custodian bank until repurchased.

Why Would a Fund Use Repurchase Agreements?
Each Fund may invest in repurchase agreements with commercial banks, brokers or dealers: (i) for defensive purposes due to market conditions; or (ii) to generate income from a Fund's excess cash balances.

The Board of Trustees will monitor each Fund's repurchase agreement transactions and will review the creditworthiness of any party to a repurchase agreement with the Funds. No more than an aggregate of 10% of a Fund's assets, at the time of investment, will be invested in repurchase agreements having maturities longer than seven days.

Risks of Repurchase Agreements
The use of repurchase agreements involves certain risks. For example, if the other party to the agreement defaults on its obligations to repurchase the underlying security at a time when the value of the security has declined, the Fund may incur a loss when the security is sold. If the other party to the agreement becomes insolvent and subject to liquidation or reorganization under the Bankruptcy Code or other laws, a court may determine that the underlying security is collateral for a loan by the Fund not within the control of the Fund. Consequently, the Fund may not be able to substantiate its interest in the underlying security and may be deemed an unsecured creditor of the other party to the agreement. While the Trust's management acknowledges these risks, it is expected that these risks can be controlled through monitoring procedures.

Lending of Securities
Each Fund may lend its securities to qualified institutional investors (*i.e.*, brokers, dealers, banks or other financial institutions) who need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failures to deliver securities, or completing arbitrage operations.

Why Would a Fund Lend Its Securities?
By lending its portfolio securities, a Fund attempts to increase its net investment income through the receipt of interest on the loan. Any gain or loss in the market price of the securities loaned that might occur during the term of the loan would be for the account of the Fund.

To lend securities, the following requirements must be met:

1. the borrower must pledge and maintain with the Trust collateral consisting of cash, a letter of credit issued by a domestic U.S. bank, or securities issued or guaranteed by the federal government having at least equal the value of the securities loaned;

2. the borrower must add to the collateral whenever the price of the securities loaned rises;

3. the Fund must be able to terminate the loan at any time; and

4. the Fund should receive reasonable interest on the loan (which may include the Fund's investing any cash collateral in interest bearing short-term investments), any distribution on the loaned securities, and any increase in the market value of the loaned securities.

Risks of Lending
A Fund will enter into securities lending and repurchase transactions only with parties who meet creditworthiness standards approved by the Fund's Board of Trustees. In the event of a default or bankruptcy by a seller or borrower, the Fund will promptly liquidate collateral. However, the exercise of the Fund's right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale of collateral on a default of the seller or borrower were less than the seller's or borrower's obligation, the Fund could suffer a loss.

Investment in Foreign Securities
The Utility Income, Growth, and Emerging Growth Funds may invest up to 20% of their total assets in securities of foreign issuers which are traded on a recognized U.S. securities exchange or in dollar-denominated American Depository Receipts ("ADRs").

The Gold Fund has no limit on investment in securities of foreign issuers, but may not invest more than 20% of its total assets in such securities not traded on a recognized U.S. securities exchange or in dollar-denominated ADRs.

Risks of Investing In Foreign Issuers
Investing in foreign companies involves risks not typically associated with investing in U.S. companies, including the following risks:

1. There is generally less publicly-available information about foreign companies compared to reports and ratings that are published about issuers in the United States.

2. Foreign issuers also are not subject to uniform accounting and auditing and financial reporting standards, practices, and requirements comparable to those applicable to United States issuers.

3. Foreign securities markets are generally not as developed or as efficient as those in the United States. While growing in volume, these markets usually have substantially less volume than the New York Stock Exchange.

4. Securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers.

5. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges, although each Fund will endeavor to achieve the most favorable net results on its portfolio transactions.

6. There is generally less government supervision and regulation of securities exchanges, brokers, and listed issuers than in the United States.

7. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation or confiscatory taxation, limitations on the removal of funds or other assets of the Funds, political or social instability, or diplomatic developments which could affect U.S. investment in those countries.

8. Individual foreign economies may differ favorably or unfavorably from the United States' economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency, and balance of payments position.

9. The dividends and interest payable in certain foreign portfolio securities may be subject to foreign withholding taxes, thus reducing the net amount of income available for distribution to the Funds' shareholders. A shareholder otherwise subject to United States federal income taxes may, subject to certain limitations, be entitled to claim a credit or deduction for U.S. federal income tax purposes for his or her proportionate share of foreign taxes paid by each of the Funds.

Options Transactions

Purchasing Call and Put Options

The Growth Fund and Utility Income Fund may purchase call options to protect against anticipated increases in the prices of securities each Fund wishes to acquire. Alternatively, call options could be purchased for capital appreciation. Since the premium paid for a call option is typically a small fraction of the price of the underlying security, a given amount of money will purchase call options covering a much larger quantity of this security than could be purchased directly.

By purchasing call options, these Funds could benefit from any significant increase in the price of the underlying security to a greater extent then if the Funds invested the same amount in the security directly. However, because of the extremely high volatility of option premiums, there is a significant risk of losing the entire premium if the price of the underlying security does not rise sufficiently, or if this price does not rise before the option expires.

Conversely, put options could be purchased to protect against anticipated declines in the market value of either specific portfolio securities or of a Fund's assets generally. Alternatively, put options could be purchased for capital appreciation in anticipation of a price decline in the underlying security. A corresponding increase of put options for capital risk appreciation involves the same significant risk of loss as described above for call options.

In any case, the purchase of options for capital appreciation would increase a Fund's volatility by increasing the impact of changes in the market price of the underlying securities on the Fund's net asset value.

The Trust does not intend to invest more than 5% of the assets of any Fund in purchasing put or call options.

Writing Call and Put Options

The Growth Fund, the Utility Income Fund, and the Gold Fund may write covered call options and secured put options (the Emerging Growth Fund will not engage in any option transactions).

By writing a call option, a Fund becomes obligated during the term of the option to deliver the securities underlying the option at the exercise price if the option is exercised.

By writing a put option, a Fund becomes obligated during the term of the option to purchase the securities underlying the option at the exercise price. The Fund will be considered secured in respect to put options the Fund writes if the Fund maintains on deposit with its custodian bank liquid high-quality debt securities having a value equal to the exercise value of the option.

During the term of the option, the writer may be assigned an exercise notice by the broker-dealer through whom the option was sold. The exercise notice would require the writer to deliver, in the case of a call, or take delivery of, in the case of a put, the underlying security against payment of the exercise price. This obligation terminates upon expiration of the option, or at the time the seller effects a closing purchase transaction by purchasing an option covering the same underlying security and having the same exercise price and expiration date as the option previously sold.

Once an option has been exercised, the writer of the option may not execute a closing purchase transaction. To secure the obligation to deliver the underlying security in the case of a call option, the writer of the option is required to deposit in escrow the underlying security or other assets in accordance with the rules of the Options Clearing Corporation (the "OCC"), an institution created to interpose itself between buyers and sellers of options. The OCC assumes the other side of every purchase and sale transaction on an exchange and, by doing so, gives its guarantee to the transaction.

Why Do The Funds Use Call and Put Options?
The principal reason for writing call options on stocks held by the Growth Fund, the Utility Income Fund, and the Gold Fund is to attempt to realize, through the receipt of premiums, a greater return than would be realized on the underlying securities alone. In return for the premium, the call option writer has given up the opportunity for profit from a price increase in the underlying security above the exercise price so long as the option remains open, but retains the risk of loss should the price of the security decline.

Conversely, the put option writer gains a profit, in the form of the premium, so long as the price of the underlying security remains above the exercise price, but assumes an obligation to purchase the underlying security from the buyer of the put option at the exercise price (even though the security may fall below the exercise price) at any time during the option period.

If an option expires, the writer realizes a gain in the amount of the premium. Such a gain may, in the case of a covered call option, be offset by a decline in the market value of the underlying security during the option period. If a call option is exercised, the writer realizes a gain or loss from the sale of the underlying security. If a put option is exercised, the writer must fulfill his obligation to purchase the underlying security at the exercise price, which will usually exceed the market value of the underlying security.

Futures Contracts on Metals and Related Options — Gold Fund

Why Would the Gold Fund Purchase Futures Contracts on Metals and Related Options?
The Gold Fund may enter into a metals futures contract or a related option in order to profit from fluctuations in the price of a metal without necessarily buying or selling the metal or other portfolio assets. For example, if the Fund expects gold prices to increase, the Fund might purchase gold futures contracts in anticipation of the future purchase of gold or gold-related securities. Such a purchase would have much the same effect as the Fund actually buying gold. If gold prices increase as anticipated, the value of the gold futures contracts would increase at approximately the same rate.

How Are The Contracts Purchased?
No consideration is paid or received by the Gold Fund upon the purchase of a metals futures contract. Initially, the Fund will be required to deposit with a broker an "initial margin" amount in cash equivalents, such as U.S. Government securities or high-grade debt obligations. This initial margin amount is subject to change by the exchange on which the contract is traded and brokers may require a higher amount. The initial margin is in the nature of a performance bond or good faith deposit on the contract and is returned to the Fund upon termination of the futures contract, assuming that all of the Fund's contractual obligations have been satisfied. Subsequent payments to and from the broker (known as "maintenance margin") will be made daily as the price of the commodity underlying the futures contract fluctuates, making the Fund's positions in the futures contract more or less valuable. This process is known as "marking-to-market." Because the value of an option on a futures contract is fixed at the point of sale, there are no daily cash payments by the purchaser to reflect changes in the value of the underlying contract. However, the value of the option does change daily and that change would be reflected in the net asset value of the Fund.

Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit. It is possible that futures contract prices could move to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting the Gold Fund to substantial losses. In this event, and in the event of adverse price movements, the Fund would be required to make daily cash payments of maintenance margin, and an increase, if any, in the value of the portion of the portfolio being protected may partially or completely offset losses on the futures contract. As described above, however, there is no guarantee that the price of the assets being protected will, in fact, correlate with the price movements in a futures contract or option, and provide an offset to losses as intended.

If the Gold Fund's investment adviser wants to protect the Fund against the possibility of a change in the price of the commodity adversely affecting the value of the Fund's assets, and prices move in a direction opposite to that which was anticipated, the Fund will probably lose part or all of the benefit of the increased value of the assets hedged because of offsetting losses in the Fund's futures positions. In addition, in such a situation, if the Fund has insufficient cash, the Fund might have to sell assets to meet daily maintenance margin requirements at a time when it would be disadvantageous for the Fund to do so. These sales of assets could be at increased prices which reflect the change in the value of the underlying commodity.

Risks of Engaging In Metals Futures Contracts and Related Options
There are several risks in connection with the use of metals futures contracts and related options. Successful use of futures contracts and related options by the Gold Fund is subject to the ability of the Fund's investment adviser to correctly predict movements in the price of the commodity and other factors affecting markets for the commodity. These predictions involve skills and techniques that are different from those generally involved in the management of the Fund. In addition, there can be no assurance that there will be a correlation between movements in the price of futures contracts or an option on a futures contract and movements in the price of the underlying assets.

At any time prior to the expiration of a futures contract or an option on a futures contract, the Gold Fund may elect to close the position by taking an opposite position, which will operate to terminate the Fund's existing position in the contract. Positions in futures contracts and options on futures contracts may be closed out only on the exchange on which the futures contracts and related options were entered into (or through a linked exchange). Although the Gold Fund intends to purchase futures contracts and related options only if there is an active market for the contracts or the related options, there is no assurance that an active market will exist for the contracts or the related options at any particular time. Most futures exchanges limit the amount of fluctuation that is permitted in futures contract prices during a single trading day.

High Yield Securities
Each of the Growth Fund and the Emerging Growth Fund may invest up to 5% of its total assets in "high-yield" securities. As described below, high-yield securities are below investment-grade corporate bonds, commonly known as "junk bonds," and which are subject to greater risks, including default risks, than those found in higher-rated securities.

The high-yield corporate bonds primarily purchased by a Fund will be rated in below investment-grade categories by Moody's Investors Service, Inc. ("Moody's") or Standard & Poor's Ratings Group ("Standard & Poor's") ("Ba" or lower by Moody's, "BB" or lower by Standard and Poor's). Neither Fund invests in securities rated lower than "Caa" by Moody's or "CCC" by Standard & Poor's; these ratings are applied to issues which are predominantly speculative and may be in default or as to which there may be present elements of danger with respect to principal and/or interest. Neither Fund invests in issues which are in default. A Fund may invest in unrated securities when the Fund's investment adviser believes that the financial condition of the issuer or the protection afforded by the terms of the securities limits risk to a level similar to that of securities eligible for purchase by the Fund rated in below investment-grade categories by Moody's or Standard & Poor's (between "Ba" and "Caa" ratings by Moody's and between "BB" and "CCC" ratings by Standard & Poor's). If the investment rating of a high-yield corporate security in which a Fund is invested is downgraded to below "Caa" by Moody's or "CCC" by Standard & Poor's, the Fund will sell the downgraded security as soon as practicable and when the Fund's investment adviser considers it desirable to do so. *See* Appendix A to this Statement of Additional Information for a specific description of each corporate bond rating category.

The high-yield securities in which a Fund invests offer a wide range of maturities (from less than one year to thirty years) and yields.   These securities include short-term bonds or notes (maturing in less than three years), intermediate-term bonds or notes (maturing in three to ten years), and long-term bonds (maturing in more than ten years).

Both credit and market risks are increased by the Fund's investment in debt securities rated below the top four grades by Standard & Poor's or Moody's and comparable unrated debt securities. Below investment-grade bonds by Moody's (categories "Ba," "B," "Caa") are of poorer quality and may have speculative characteristics. Bonds rated "Caa" may be in default or there may be present elements of danger with respect to principal or interest. Below investment-grade bonds rated by Standard & Poor's (categories "BB," "B," "CCC") include those which are regarded, on balance, as predominantly speculative with respect to the issuer's capacity to pay interest and repay principal in accordance with their terms; "BB" indicates the lowest degree of speculation and "CCC" indicates a high degree of speculation. While these bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

To the extent that a Fund invests in high-yield securities, the share price and yield of the Fund may be expected to fluctuate more than in the case of mutual funds that invest in higher-quality, shorter-term securities. Moreover, a significant economic downturn or major increase in interest rates may result in issuers of below investment-grade securities experiencing increased financial stress, which could adversely affect their ability to service their principal, interest, and dividend obligations, meet projected business goals, and obtain additional financing. In this regard, it should be noted that, while the market for high-yield corporate bonds has been in existence for many years and from time to time has experienced economic downturns in recent years, this market has involved a significant increase in the use of high-yield corporate debt securities to fund highly-leveraged corporate acquisitions and restructurings. Past experience may not, therefore, provide an accurate indication of future performance of the high-yield bond market, particularly during periods of economic recession. Furthermore, expenses incurred to recover an investment by a Fund in a defaulted security may adversely affect the Fund's net asset value. Finally, the secondary market for high-yield securities may be less liquid than the market for higher-quality securities. The reduced liquidity of the secondary market for high-yield securities may adversely affect the market price of, and the ability of the Fund to value, particular securities at certain times, thereby making it difficult to make specific valuation determinations.

Investment Limitations

The following policies cannot be changed without approval of the holders of a majority of the outstanding shares of each Fund.

Each Fund may not:

1.   change its investment objective;

2.   lend money to any person, except: (i) by purchasing debt securities or similar obligations (including repurchase agreements) which are publicly distributed or customarily purchased by institutional investors; and (ii) as provided under "Lending of Securities;"

3.   purchase securities on margin or sell securities short except that a Fund may sell short against the box;

4.   borrow money, except as a temporary measure for extraordinary or emergency purposes, and then only in amounts not exceeding 5% of the total assets of a Fund, taken at market value;

5.   issue senior securities or mortgage, pledge, hypothecate, or otherwise encumber its assets, except: (i) insofar as any Fund may be deemed to have issued a senior security by reason of borrowing money in accordance with restriction (4), above; (ii) that the Fund may issue senior securities in connection with foreign currency exchange transactions and transactions in options, futures, options on futures, and other similar investments; and (iii) as otherwise permitted herein;

6. underwrite the securities of other issuers;

7. invest for the purpose of controlling management of any company;

8. invest its assets in securities of other investment companies except by purchase in the open market involving only customary broker's commissions or as part of a merger, consolidation, reorganization, or purchase of assets approved by the portfolio's shareholders; or

9. invest in commodities or purchase real estate, although a Fund may purchase securities of companies which deal in real estate or interests therein, except that this shall not prevent the Gold Fund from (i) trading in futures contracts and options on futures contracts or (ii) investing in precious metals and precious minerals.

In addition, the Growth and Emerging Growth Funds will not concentrate in any particular industry. As disclosed in the Trust's Prospectuses, the Utility Income Fund may concentrate in the public utility industry and the Gold Fund may concentrate in the gold and precious metals-related industry.

The following restrictions are not fundamental and may be changed by the Board of Trustees -- each Fund may not:

1. purchase more than 10% of the outstanding voting securities of any company;

2. purchase or retain securities of an issuer if those officers and Trustees of the Trust owning more than ½ of 1% of such securities together own more than 5% of such securities;

3. invest more than 5% of total assets in securities of companies which have (with predecessor) a record of less than three years' continuous operation;

4. invest in oil, gas, or mineral leases or exploration or development programs;

5. purchase or acquire the security of another investment company if immediately after such purchase or acquisition more than 3% of the total outstanding stock of such investment company is owned by the Fund and all affiliated persons of the Fund, unless this purchase or acquisition is otherwise permitted under the Investment Company Act of 1940;

6. invest more than 5% of the value of the Fund's net assets in warrants valued at lower of cost or market. Included within that amount, but not to exceed 2% of the value of the Fund's net assets, may be warrants which are not listed on the New York Stock Exchange or the American Stock Exchange;

7. purchase restricted securities if the value of the Fund's aggregate investment will exceed 10% of the Fund's total assets; or

8. purchase or sell real property (including limited partnership interests, but excluding readily marketable interests in real estate investment trusts or readily marketable securities of companies which invest in real estate).

The above-mentioned investment limitations are considered at the time investment securities are purchased. If a percentage restriction is adhered to by a Fund at the time of an investment, a later increase or decrease in the investment's percentage of the value of the Fund's total assets resulting from a change in these values or assets will not constitute a violation of the percentage restriction.

Management of the Trust

The Trust is governed by a Board of Trustees. The Trustees are responsible for overseeing the management of the Trust's business affairs and play a vital role in protecting the interests of Fund shareholders. Among other things, the Trustees approve and review the Trust's contracts and other arrangements and monitor Fund performance and operations. The names and addresses of the Trustees and officers of the Trust, together with information as to their principal business occupations during the past five years are set forth below.

Name, Age, Address	Position Held With Trust	Principal Occupation(s) During Past 5 Years
Daniel L. O'Connor*, 58 100 Lakeshore Drive, Suite 1555 North Palm Beach, FL 33408	President, Treasurer, and Trustee	General Partner of Money Management Associates, L.P. registered investment adviser of the Rushmore Funds**, since 1975. Director, Rushmore Trust and Savings, FSB ("RTS"), the Trust's transfer agent and custodian. Director or Trustee of four Rushmore Funds.
Bruce C. Ellis,*** 56 7108 Heathwood Court Bethesda, MD 20817	Trustee	A private investor in start-up companies. Vice President, LottoPhone, Inc., a telephone state lottery service, September 1991-1995. Director, The Torray Fund, since 1994; Director, the Sheppard Fund, since 1994; Director or Trustee of four Rushmore Funds..
Jeffrey R. Ellis,*** 56 513 Kerry Lane Virginia Beach, VA 23451	Trustee	President, Innovative LLC, a manufacturing-marketing company in Virginia Beach, Virginia since January 2000. Private Investor prior thereto. Director or Trustee of four Rushmore Funds.
Edward J. Karpowicz, CPA*, 37 4922 Fairmont Avenue Bethesda, MD 20814	Controller	Vice President, RTS, since 1997. Controller of four Rushmore Funds. Vice President and Controller, the FBR Family of Funds ("FBR Funds"), since September 2000. Treasurer, Bankers Finance Investment Management Corp., August 1993 to June 1997. Senior Accountant, Ernst & Young, September 1989 to February 1993.
Stephenie E. Adams*, 31 4922 Fairmont Avenue Bethesda, MD 20814	Secretary	Vice President, RTS, since May 2000. Secretary of three Rushmore Funds and the Cappiello-Rushmore Trust. Assistant Secretary of one Rushmore Fund. Vice President and Secretary of the FBR Funds, since September 2000. Manager, Fund Administration and Marketing, Rushmore Services, Inc., from July 1994 to October 1999.

Indicates an "interested" person. An interested person has any one of several close business or family ties to the Trust, the Trust's investment adviser, or an affiliated company of the Trust.

** The Rushmore Funds include: Fund for Government Investors, Fund for Tax-Free Investors, Inc., The Rushmore Fund, Inc. and the American Gas Index Fund, Inc.

***   Bruce C. Ellis and Jeffrey R. Ellis are brothers.

The aggregate compensation paid to each of the Trustees of the Trust serving during the fiscal year ended June 30, 2000, is set forth in the table below:

Name of Person & Position	Aggregate Compensation	Pension or Retirement Benefits Accrued as Part of Trust's Expenses	Estimated Annual Benefits Upon Retirement	Total Compensation Paid to Trustees for Services to the Fund and Fund Complex*
Frank A. Cappiello,** [†] Chairman of the Board of Trustees	$0	$0	$0	$0
Daniel L. O'Connor,** President, Treasurer, and Trustee	$0	$0	$0	$0
Peter J. DeAngelis, [†] Trustee	$2,000	$0	$0	$2,000
Bruce C. Ellis, Trustee	$2,000	$0	$0	$2,000
Jeffrey R. Ellis, Trustee	$2,000	$0	$0	$2,000
Dr. Peter B. Peterson, [†] Trustee	$2,000	$0	$0	$2,000

*The Fund complex includes the Cappiello-Rushmore Trust which includes the following Funds: Cappiello-Rushmore Utility Income Fund, Cappiello-Rushmore Growth Fund, Cappiello-Rushmore Emerging Growth Fund and the Cappiello-Rushmore Gold Fund.

**   Indicates an "interested" person. An interested person has any one of several close business or family ties to the Trust, the Trust's adviser, or an affiliated company of the Trust.

[†] Messrs. Cappiello, DeAngelis and Petersen resigned as Trustees of the Trust effective October 26, 2000.

Control Persons and Principal Holders of Securities

As of September 28, 2000, the following persons were the only persons who were record owners or, to the knowledge of the Trust, beneficial owners of 5% or more of the shares of the Funds.

Fund	Shares Outstanding	Controlling Party or Principal Holder of Securities *Address*	% Owned
Utility Income Fund		Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	34.808% [1]
		National Investor Services Corp *55 Water StreetNew York, NY 10041*	5.993% [1]
Growth Fund		Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	17.597% [1]
		National Financial Services Corporation *82 Devonshire Street* *Boston, MA 02109*	5.181% [1]
Emerging Growth Fund		Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	30.872% [1]
		National Financial Services Corporation *82 Devonshire Street* *Boston, MA 02109*	6.044% [1]
Gold Fund		Charles Schwab & Co., Inc. *101 California Street* *San Francisco, CA 94101*	16.169% [1]
		Harold H. Cleaveland, Jr. *3435 Westheimer Street* *Houston, TX 77027*	10.502% [2]
		Rushmore Trust and Savings, FSB Profit Sharing Account *4922 Fairmont Avenue* *Bethesda, MD 20814*	8.126% [1]

[1] Record owner only.
[2] Beneficial owner only.

As of the date of this Statement of Additional Information, the Officers and Trustees of the Trust, as a group, owned, of record and beneficially, less than 1% of the outstanding shares of each Fund.

Investment Advisory and Other Services

Investment Adviser
The Trust receives investment advisory services from McCullough, Andrews & Cappiello, Inc. (the "Adviser"), whose principal location is 101 California Street, Suite 4250, San Francisco, California 94111, and who has an office at Greenspring Station, Suite 250, 10751 Falls Road, Lutherville, Maryland 21093. Pursuant to the investment advisory contract between the Trust and the Adviser, the Growth Fund and the Emerging Growth Fund each pays the Adviser an investment advisory fee at an annual rate of 0.50% of the net assets of the respective Fund; the Utility Income Fund pays the Adviser an investment advisory fee at an annual rate of 0.35% of the net assets of

that Fund; and the Gold Fund pays the Adviser an investment advisory fee at an annual rate of 0.70% of the net assets of that Fund. The Adviser manages the investment and reinvestment of the assets of each Fund in accordance with that Fund's investment objective, policies, and limitations, subject to the general supervision and control of the Trust's Officers and the Board of Trustees. The Adviser bears all costs associated with providing these services. For the fiscal years ended June 30, 2000, 1999, and 1998, the Funds paid the following investment advisory fees to the Adviser:

	2000	**1999**	**1998**
Utility Income Fund	$25,256	$30,479	$ 34,737
Growth Fund	$87,039	$97,413	$130,057
Emerging Growth Fund	$46,173	$63,027	$100,453
Gold Fund	$7,636	$12,055	$ 20,816

The Adviser is owned by two principals: Robert F. McCullough, C.P.A. and Frank A. Cappiello. Former principal David H. Andrews is retired. In addition to providing investment advisory services to the Trust, the Adviser also manages investment portfolios for employee retirement plans, charitable foundations, endowments, taxable corporations, and individuals.

Administrator
The Trust has contracted with **Money Management Associates, L.P.** (the "Administrator"), 100 Lakeshore Drive, Suite 1555, North Palm Beach, Florida 33408, to provide administrative services to the Trust.   Under the administrative services agreement between the Trust and the Administrator, each of the Growth Fund, the Emerging Growth Fund, and the Gold Fund pays the Administrator a fee at an annual rate of 1.00% of the daily net assets of these respective Funds, and the Utility Income Fund pays the Administrator a fee at an annual rate of 0.70% of the daily net assets of that Fund. The Administrator is responsible for all costs of the Funds except for the investment advisory fee, extraordinary legal expenses, and interest. Specifically, the Administrator pays costs of registration of the Trust and the Fund shares with the Securities and Exchange Commission (the "SEC") and the various states, all expenses of dividend and transfer agent services, outside auditing and legal fees, costs of maintenance of business trust existence, preparation of prospectuses, including printing and distribution to existing and potential shareholders, shareholder reports, shareholder meetings, and portfolio pricing services, and all costs incurred in providing the custodial services.

For the fiscal years ended June 30, 2000, 1999, and 1998, the Trust paid the following administrative services fees to the Administrator:

	2000	**1999**	**1998**
Utility Income Fund	$ 50,512	$ 60,959	$ 69,475
Growth Fund	$174,078	$194,827	$260,115
Emerging Growth Fund	$ 92,345	$126,053	$200,907
Gold Fund	$ 10,909	$ 17,228	$ 29,737

Under a subcontractual agreement, the Administrator has engaged **Rushmore Trust and Savings, FSB** ("RTS"), 4922 Fairmont Avenue, Bethesda, Maryland 20814, a majority-held subsidiary of the Administrator, to provide transfer agency, dividend disbursing, and other shareholder services to the Trust.
On October 20, 1999, MMA and RTS reached a definitive agreement to be acquired by Friedman Billings Ramsey Group, Inc. The transaction is subject to various regulatory approvals.

Custodian and Independent Public Accountant
RTS is the Trust's custodian and is responsible for safeguarding and controlling the Trust's cash and securities, handling the securities, and collecting interest on the Funds' investments.

Independent certified public accountants, **Deloitte & Touche LLP**, 116-300 Village Blvd., Princeton, New Jersey 08540, are responsible for auditing the annual financial statements of the Trust.

Brokerage Allocation and Portfolio Transactions

Orders placed for the Funds are either agency transactions with a negotiated commission or principal transactions at a net transaction price. Underwritings have a fixed commission.

The Adviser is responsible for placing all orders for the purchase and sale of portfolio securities for the Funds. The Adviser, in effecting purchases and sales for the Funds, seeks out the best price and market for the execution of each order. The Adviser has no formula for the distribution of the brokerage business, and the Adviser's intention is to place orders for the purchase and sale of securities with the primary objective of obtaining the most favorable overall results for the Funds. The cost of securities transactions for the Funds will consist primarily of brokerage commissions or dealer or underwriter spreads. Bonds and money market instruments are generally traded on a net basis and do not normally involve either brokerage commissions or transfer taxes.

Occasionally, securities may be purchased directly from issuer. For securities traded primarily in the over-the-counter market, the Adviser, where possible, will deal directly with dealers who make a market in the securities unless better prices and execution are available elsewhere. These dealers usually act as principals for their own account.

In selecting brokers or dealers through whom to effect transactions, the Adviser will give consideration to a number of factors, including price, dealer spread or commission, if any, the reliability, integrity, and financial condition of the broker-dealer, the size of the transaction, and the difficulty of execution. Consideration of these factors by the Adviser, either in terms of a particular transaction or the Adviser's overall responsibilities with respect to the Funds and any other accounts managed by the Adviser, could result in a Fund paying a commission or spread on a transaction that is in excess of the amount of commission or spread another broker-dealer might have charged for executing the same transaction. In selecting brokers and dealers, the Adviser also will give consideration to the value and quality of any research, statistical, quotation, or valuation services provided by the broker or dealer. In placing a purchase or sale order, the Adviser may use a broker whose commission in effecting the transaction is higher than that of some other broker if the Adviser determines in good faith that the amount of higher commission is reasonable in relation to the value of the brokerage and research services provided by this broker, viewed in terms of either the particular transaction or the Adviser's overall responsibilities with respect to the Funds and any other accounts managed by the Adviser. Brokerage and research services provided by brokers and dealers to the Adviser (in addition to the Adviser's own research efforts) include advice, either directly or through publications or writings, as to the value of securities, the advisability of purchasing or selling securities, the availability of securities or purchasers or sellers of securities, and analyses and reports concerning issuers, industries, securities, economic factors and trends, and portfolio strategy, as well as technical market commentary, economic commentary and forecasts, and additional company research. When placing orders for a Fund, the Adviser is not authorized to pay a commission in excess of that which another broker might have charged for doing the same transactions solely on account of the receipt of research services. A higher-cost broker-dealer will not be selected, however, solely on the basis of sale volume, but rather will be selected in accordance with the criteria set forth above.

To the extent research services are used by the Adviser in rendering investment advice to the Funds, these services would tend to reduce the Adviser's expenses. The Adviser, however, does not believe that an exact dollar value can be assigned to these services. Research services received by the Adviser from brokers or dealers executing transactions for the Funds will be available and utilized also for the benefit of other portfolios managed by the Adviser. Similarly, orders for the Adviser's non-Fund accounts may result in research utilized by the Funds.

The Adviser manages a number of accounts other than the Funds. Although investment recommendations or determinations for each Fund will be made by the Adviser independently from the investment recommendations and determinations made by the Adviser for any other account, investments deemed appropriate for a Fund by the Adviser may also be deemed appropriate by the Adviser for other accounts, so that the same security may be purchased or sold at or about the same time for both a Fund and other accounts. In these circumstances, the Adviser may determine that orders for the purchase or sale of the same security for a Fund and one or more other accounts should be combined, in which event the transactions will be priced and allocated in a manner deemed by the Adviser to be equitable and in the best interests of the Fund and such other accounts. While, in some instances, combined orders could adversely affect the price or volume of a security, the Trust believes that its participation in these transactions on balance will produce better overall results for the Funds.

Brokerage Commissions Paid
(for the Period Ended June 30)

	Utility Income Fund	Growth Fund	Emerging Growth Fund	Gold Fund
2000	$3,211	$20,509	$30,213	$1,650
1999	$10,273	$34,455	$73,863	$885
1998	$ 8,580	$51,997	$67,467	$15,770

Each of the Fund's assets have generally decreased each year since 1996. Therefore, brokerage commissions (which are predominantly based on asset size) generally have also decreased. The variance from year to year is also affected by increased or decreased portfolio activity. The increase in commissions paid by the Gold Fund was attributable to increased sales of portfolio securities necessary to meet redemptions.

Taxation of the Funds

Each Fund currently is qualified, and will seek to continue to qualify, as a regulated investment company (a "RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code"). As a RIC, each Fund will not be subject to federal income taxes on the net investment income and capital gains that the Fund distributes to its shareholders. The distribution of net investment income and capital gains by a Fund to a Fund shareholder will be taxable to the shareholder regardless of whether the shareholder elects to receive these distributions in cash or in additional shares. Distributions reported to a Fund shareholder as long-term capital gains shall be taxable as such, regardless of how long the shareholder has owned the shares. Shareholders of a Fund will be notified annually by the Trust as to the federal tax status of all distributions made by the Fund. Distributions may be subject to state and local taxes.

If a Fund fails to qualify as a RIC for any taxable year, the Fund would be taxed in the same manner as an ordinary corporation. In that event, the Fund would not be entitled to deduct the distributions which the Fund had paid to shareholders and, thus, would incur a corporate income tax liability on all of the Fund's taxable income whether or not distributed. The imposition of corporate income taxes on the Fund would directly reduce the return a shareholder would receive from an investment in the Fund.

Calculation of Performance Data

Average Annual Total Return Quotations
For purposes of quoting and comparing the performance of the Funds to that of other mutual funds and to other relevant market indices in advertisements or in reports to shareholders, performance may be stated in terms of total return. Under the rules of the Securities and Exchange Commission (the "SEC Rules"), Fund advertising stating performance must include total return quotes calculated according to the following formula:

$$P (1+T)^n = ERV$$

Where:
- $P =$ a hypothetical initial payment of $1,000.
- $T =$ average annual total return.
- $n =$ number of years.
- $ERV =$ ending redeemable value of a hypothetical $1,000 payment made at the beginning of the 1-, 5-, or 10-year periods at the end of the 1-, 5-, or 10-year periods (or fractional portion thereof).

Under the foregoing formula, the time periods used in advertising will be based on rolling calendar quarters, updated to the last day of the most recent quarter prior to submission of the advertising for publication, and will cover 1, 5, and 10 year periods or a shorter period dating from the effectiveness of the Registration Statement of the Funds. In calculating the ending redeemable value, all dividends and distributions by the Funds are assumed to have been reinvested at net asset value as described in the Prospectuses for the Funds on the reinvestment dates during the period. Total return, or "T" in the formula above, is computed by finding the average annual compounded rates of return over the 1, 5, and 10 year periods (or fractional portion thereof) that would equate the initial amount invested to the ending redeemable value.

The Funds, from time to time, also may include in such advertising a total return figure that is not calculated according to the formula set forth above in order to compare more accurately the performance of the Funds with other measures of investment return. For example, in comparing the total return of the Funds with data published by Lipper Analytical Services, Inc., or with the performance of the Standard & Poor's 500 Stock Index^{TM}, the Philadelphia Stock Exchange Gold and Silver Index, or the Dow Jones Industrial Average, as appropriate, the Funds calculate their aggregate total return for the specified periods of time by assuming the investment of $10,000 in a Fund's shares and assuming the reinvestment of each dividend or other distribution at net asset value on the reinvestment date. Percentage increases are determined by subtracting the initial value of the investment from the ending value and by dividing the remainder by the beginning value. Such alternative total return information will be given no greater prominence in such advertising than the information prescribed under SEC Rules.

The average annual compounded rates of return, assuming the reinvestment of all dividends and distributions, for each Cappiello-Rushmore Fund, as of June 30, 2000, are as follows:

	1 Year	**5 Years**	**Since Inception**
Growth Fund	(8.86)%	12.76%	13.56%
Emerging Growth Fund	30.36%	6.85%	10.12%
Utility Income Fund	(7.05)%	10.31%	7.21%
Gold Fund	(20.75)%	(20.35)%	(16.62)%

Computation of Yield

In addition to the total return quotations discussed above, each of the Funds also may advertise its yield based on a thirty-day (or one month) period ended on the date of the most-recent balance sheet included in the Trust's Registration Statement, computed by dividing the net investment income per share of a fund earned during the period by the maximum offering price per Fund share on the last day of the period, according to the following formula:

$$\text{YIELD} = 2[(a - b/cd + 1)^6 - 1]$$

Where:
a = dividends and interest earned during the period;
b = expenses accrued for the period (net of reimbursements);
c = the average daily number of shares outstanding during the period that were entitled to receive dividends; and
d = the maximum offering price per share on the last day of the period.

Capital Stock

The Trust is a Delaware business trust formed on March 11, 1992. The Trust is authorized to issue an unlimited number of shares, which are units of beneficial interest, without par value. The Fund has four series of shares, which represent the interests in the Cappiello-Rushmore Utility Income Fund, the Cappiello-Rushmore Growth Fund, the Cappiello-Rushmore Emerging Growth Fund, and the Cappiello-Rushmore Gold Fund. Each outstanding share is entitled to one vote for each full share and a fractional vote for each fractional share. Each such share and fractional share has equal rights with respect to dividends and liquidation preferences. All outstanding shares are non-assessable.

Code of Ethics

The Trustees have adopted a Code of Ethics ("Code") for the Trust and approved the Code of the Adviser based on a determination that the Codes contain provisions reasonably necessary to prevent access persons from violating Rule 17j-1 under the Investment Company Act of 1940, as amended. Such Code permits the Adviser's personnel to invest in securities in which the Funds may invest, subject to certain limitations.

Financial Statements

Copies of the Trust's audited financial statements for the fiscal year ended June 30, 2000, may be obtained without charge by contacting the Trust at 4922 Fairmont Avenue, Bethesda, Maryland 20814, or by telephoning the Trust at (800) 622-1386 or (301) 657-1510.

APPENDIX A

Bond Ratings

Below is a description of Standard & Poor's Ratings Group ("Standard & Poor's") and Moody's Investors Service, Inc. ("Moody's") bond rating categories. Each of the Growth Fund and the Emerging Growth Fund may invest up to 5% of its total assets in bonds rated "BB" or lower by Standard & Poor's and/or "Ba" or lower by Moody's.

Standard & Poor's Ratings
Group Corporate Bond Ratings

AAA — This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA — Bonds rated "AA" also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances these bonds differ from "AAA" issues only in small degree.

A — Bonds rated "A" have a strong capacity to pay principal and interest, although these bonds are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB — Bonds rated "BBB" are regarded as having an adequate capability to pay principal and interest. Whereas these bonds normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay principal and interest for bonds in this category than for bonds in higher rated categories.

BB — Bonds rated "BB" have less near-term vulnerability to default than other speculative issues. However, these bonds face major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments.

B — Bonds rated "B" have a greater vulnerability to default but currently have the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal.

CCC — Bonds rated "CCC" have a currently identifiable vulnerability to default and are dependent upon favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, these bonds are not likely to have the capacity to pay interest and repay principal.

Moody's Investors Service, Inc.
Corporate Bond Ratings

Aaa — Bonds rated "Aaa" are judged to be of the best quality. These bonds carry the smallest degree of investment risk and are generally referred to as "gilt-edged." Interest payments are protected by a large or by an exceptionally stable margin, and principal is secure. While the various protective elements are likely to change, these changes as can be visualized are most unlikely to impair the fundamentally strong position of these issues.

Aa — Bonds rated "Aa" are judged to be of high quality by all standards. Together with the Aaa group, these bonds comprise what are generally known as high grade bonds. These bonds are rated lower than the best bonds because margins of protections may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risk appear somewhat larger than in "Aaa" securities.

A — Bonds rated "A" possess many favorable investment attributes, and are to be considered as upper medium grade obligations. Factors giving security principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

Baa — Bonds rated "Baa" are considered as medium grade obligations (*i.e.*, these bonds are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. These bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba — Bonds rated "Ba" are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B — Bonds rated "B" generally lack characteristics of the desirable investment. Assurance of interest and principal payments or maintenance of other terms of the contract over any longer period of time may be small.

Caa — Bonds rated "Caa" are of poor standing. These issues may be in default or there may be present elements of danger with respect to principal or interest.

PART C
OTHER INFORMATION

Cappiello-Rushmore Trust

ITEM 23. Exhibits

(a)(1)	Declaration of Trust (the "Trust" or the "Registrant").[2/]
(a)(2)	Declaration of Trust Amendment.[2/]
(b)	Bylaws of Registrant.[2/]
(c)	Not Applicable
(d)	Management Contract between the Trust and McCullough, Andrews & Cappiello, Inc., as amended.[2/]
(e)	Not Applicable
(f)	Not Applicable
(g)(1)	Administrative Services Agreement between the Trust and Money Management Associates, L.P.,as amended.[2/]
(g)(2)	Custody Agreement between the Trust and Rushmore Trust and Savings, FSB.[2/]
(h)	Administrative Services Agreement between Money Management Associates, L.P. and Rushmore Trust and Savings, FSB, as amended.[2/]
(i)	Opinion of Jorden Schulte & Burchette, regarding the legality of securities being registered.[2/]
(j)	Consent of Deloitte & Touche LLP, independent public accountants for the Trust.[1/]
(k)	Not Applicable
(l)	Not Applicable
(m)	Not Applicable
(n)	Not Applicable
(o)	Not Applicable
(p)	Code of Ethics.[1/]
(q)	Limited Powers of Attorney.[3/]

[1/] Filed herewith.

[2/] Incorporated by reference to Post-Effective Amendment No. 9 on Form N-1A, previously filed with the Securities and Exchange Commission on August 31, 1998.

[3/] Incorporated by reference to Post-Effective Amendment No. 6 on Form N-1A, previously filed with the Securities and Exchange Commission on October 2, 1996, and Post-Effective Amendment No. 7 filed on October 29, 1997.

ITEM 24. Persons Controlled By or Under Common Control with the Fund

The following persons may be deemed to be directly or indirectly controlled by or under common control with the Fund, a Maryland corporation:

None

ITEM 25. Indemnification

Pursuant to Delaware Code Ann. Title 12 §3817, a Delaware business trust may provide in its governing instrument for the indemnification of its officers and trustees from and against any and all claims and demands whatsoever. Article X. Section 10.02, of the Declaration of Trust states that the Trust shall indemnify any present or former trustee or officer to the fullest extent permitted by law against liability, and all expenses reasonably incurred by him or her in connection with any claim, action, suit or proceeding in which he or she is involved by virtue of his or her service as a trustee, officer or both, and against any amount incurred in settlement thereof. Indemnification will not be provided to a persons adjudged by a court or other adjudicatory body either to liable to the Trust or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties (collectively, "disabling conduct"), or not to have acted in good faith in the reasonable belief that his or her action was in the best interest of the Trust. In the event of a settlement, no indemnification may be provided unless there has been a determination, as specified in the Declaration of Trust, that the officer or trustee did not engage in disabling conduct.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has be advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer of controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 26. Business and Other Connections of the Investment Adviser

Each of the two directors of the Trust's investment adviser, McCullough, Andrews & Cappiello, Inc. (the "Adviser"), (i) Robert F. McCullough, the Chairman of the Board of Directors (the "Board") and Treasurer of the Adviser and (ii) Frank A. Cappiello, the President of the Adviser, is an employee of the Adviser, which maintains offices at : (I) 101 California Street, Suite 4250, San Francisco, California 94111; and (ii) 10751 Falls Road, Suite 250, Lutherville, Maryland 21093. Robert F. McCullough also has served as: (i) a Vice President of the Trust (since the Trust's organization as a Delaware business trust in 1992) until October 2000; and (ii) a portfolio manager for the Cappiello-Rushmore Utility Income Fund, the Cappiello-Rushmore Growth Fund, the Cappiello-Rushmore Emerging Growth Fund, and the Cappiello-Rushmore Gold Fund, each a series of the Trust. Frank A. Cappiello also has served as: (i) Chairman of the Board of Trustees of the Trust (since the Trust's organization as a Delaware business trust in 1992) until October 2000; and (ii) a portfolio manager for the Cappiello-Rushmore Utility Income Fund, the Cappiello-Rushmore Growth Fund, the Cappiello-Rushmore Emerging Growth Fund, and the Cappiello-Rushmore Gold Fund, each a series of the Trust.

ITEM 27. Principal Underwriters

Not applicable

ITEM 28. Location of Accounts and Records

The physical location for all accounts, books, and records required to be maintained and preserved by Section 31(a) of the Investment Company Act of 1940, as amended, and Rules 31a-1 and 31a-2 thereunder, is Rushmore Trust and Savings, FSB 4922 Fairmont Avenue, Bethesda, Maryland 20814. Certain records may also be maintained at the Adviser, 101 California Street, Suite 4250, San Francisco, California 94111.

ITEM 29. Management Services

Not Applicable

ITEM 30. Undertakings

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Bethesda in the State of Maryland on the 26th day of October, 2000.

Cappiello-Rushmore Trust

By:

Frank A. Cappiello, Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Daniel L. O'Connor* Daniel L. O'Connor	President, Treasurer, Trustee	October 26, 2000
/s/ Bruce C. Ellis* Bruce C. Ellis	Trustee	October 26, 2000
/s/ Jeffrey R. Ellis* Jeffrey R. Ellis	Trustee	October 26, 2000

*Stephenie E. Adams, Attorney-in-Fact